Exhibit 99.1

TELUS CORPORATION

 CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

JUNE 30, 2013

condensed interim consolidated statements of income and other comprehensive income	(unaudited)

		Three months		Six months
Periods ended June 30 (millions except per share amounts)	Note	2013	2012	2013	2012
			(adjusted – Note 2(b))		(adjusted – Note 2(b))
OPERATING REVENUES
Service		$2,633	$2,487	$5,215	$4,930
Equipment		177	157	338	333
		2,810	2,644	5,553	5,263
Other operating income	6	16	21	29	33
		2,826	2,665	5,582	5,296
OPERATING EXPENSES
Goods and services purchased		1,222	1,152	2,376	2,268
Employee benefits expense	7	606	543	1,174	1,077
Depreciation		344	344	691	687
Amortization of intangible assets		102	112	206	239
		2,274	2,151	4,447	4,271
OPERATING INCOME		552	514	1,135	1,025
Financing costs	8	132	96	228	182
INCOME BEFORE INCOME TAXES		420	418	907	843
Income taxes	9	134	119	259	225
NET INCOME		286	299	648	618
OTHER COMPREHENSIVE INCOME	10
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as cash flow hedges		(5)	(2)	(3)	(3)
Foreign currency translation adjustment arising from translating financial statements of foreign operations		4	7	6	5
Change in unrealized fair value of available-for-sale financial assets		(10)	—	(11)	—
		(11)	5	(8)	2
Item never subsequently reclassified to income
Employee defined benefit plans re-measurements		(77)	(139)	91	46
		(88)	(134)	83	48
COMPREHENSIVE INCOME		$198	$165	$731	$666
NET INCOME PER EQUITY SHARE*	11
Basic		$0.44	$0.46	$0.99	$0.95
Diluted		$0.44	$0.46	$0.99	$0.94
DIVIDENDS DECLARED PER EQUITY SHARE*	12	$0.34	$—	$0.66	$0.595
TOTAL WEIGHTED AVERAGE EQUITY SHARES OUTSTANDING*
Basic		652	651	653	651
Diluted		656	655	656	654

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

* Amounts reflect retrospective application of April 16, 2013, stock split (see Note 22(b)).

condensed interim consolidated statements of financial position	(unaudited)

As at (millions)	Note	June 30, 2013	December 31, 2012
			(Note 2(b))
ASSETS
Current assets
Cash and temporary investments, net		$272	$107
Accounts receivable	25(a)	1,447	1,541
Income and other taxes receivable		32	25
Inventories	25(a)	322	350
Prepaid expenses		305	178
Derivative assets	4(e)	18	9
		2,396	2,210
Non-current assets
Property, plant and equipment, net	16	8,263	8,165
Intangible assets, net	17	6,185	6,181
Goodwill, net	17	3,725	3,702
Real estate joint ventures	18	11	11
Other long-term assets		184	176
		18,368	18,235
		$20,764	$20,445

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Short-term borrowings	19	$401	$402
Accounts payable and accrued liabilities	25(a)	1,711	1,511
Income and other taxes payable		315	102
Dividends payable	12	222	208
Advance billings and customer deposits	25(a)	713	703
Provisions	20	54	49
Current maturities of long-term debt	21	—	545
Current derivative liabilities	4(e)	2	—
		3,418	3,520
Non-current liabilities
Provisions	20	226	222
Long-term debt	21	6,698	5,711
Other long-term liabilities	25(a)	1,502	1,682
Deferred income taxes		1,449	1,624
		9,875	9,239
Liabilities		13,293	12,759
Owners’ equity
Common equity	22	7,471	7,686
		$20,764	$20,445

Commitments and Contingent Liabilities	23

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

condensed interim consolidated statements of changes in owners’ equity	(unaudited)

		Common equity
		Equity contributed
		Equity share capital (Note 22)							Accumulated
		Common Shares		Non-Voting Shares					other
(millions except number of shares)	Note	Number of shares	Share capital	Number of shares	Share capital	Total	Contributed surplus	Retained earnings	comprehensive income	Total
Number of shares outstanding at end of preceding period, as previously reported		174,915,546		149,933,165
Effect of stock split	22(b)	174,915,546		149,933,165
Balance as at January 1, 2012		349,831,092	$2,219	299,866,330	$3,337	$5,556	$166	$1,780	$11	$7,513
Net income	2(b)	—	—	—	—	—	—	618	—	618
Other comprehensive income	2(b)	—	—	—	—	—	—	46	2	48
Dividends	12	—	—	—	—	—	—	(387)	—	(387)
Share option award expense	13	—	—	—	—	—	4	—	—	4
Shares issued pursuant to cash exercise of share options		—	—	17,100	—	—	—	—	—	—
Shares issued pursuant to use of share option award net-equity settlement feature		—	—	1,669,344	15	15	(15)	—	—	—
Share conversion requested by holder in accordance with Company’s Articles		(10,000)	—	10,000	—	—	—	—	—	—
Balance as at June 30, 2012		349,821,092	$2,219	301,562,774	$3,352	$5,571	$155	$2,057	$13	$7,796
Number of shares outstanding at end of preceding period, as previously reported		174,910,546		151,052,486
Effect of stock split	22(b)	174,910,546		151,052,486
Balance as at January 1, 2013		349,821,092	$2,219	302,104,972	$3,360	$5,579	$163	$1,904	$40	$7,686
Net income	2(b)	—	—	—	—	—	—	648	—	648
Other comprehensive income	2(b)	—	—	—	—	—	—	91	(8)	83
Dividends	12	—	—	—	—	—	—	(431)	—	(431)
Share option award expense	13	—	—	—	—	—	3	—	—	3
Shares issued pursuant to cash exercise of share options	13(b)	—	—	200	—	—	—	—	—	—
Shares issued pursuant to use of share option award net-equity settlement feature	13(b)	2,043,491	13	152,160	2	15	(15)	—	—	—
Shareholder-approved and court-approved exchange of shares	22(c)	302,257,332	3,362	(302,257,332)	(3,362)	—	—	—	—	—
Costs related to share transactions		—	(18)	—	—	(18)	—	—	—	(18)
Normal course issuer bid purchase of Common Shares	22(d)	(8,420,800)	(72)	—	—	(72)	—	(209)	—	(281)
Liability for automatic share purchase plan commitment pursuant to normal course issuer bid for Common Shares	22(d)	—	(56)	—	—	(56)	—	(163)	—	(219)
Balance as at June 30, 2013		645,701,115	$5,448	—	$—	$5,448	$151	$1,840	$32	$7,471

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

condensed interim consolidated statements of cash flows	(unaudited)

		Three months		Six months
Periods ended June 30 (millions)	Note	2013	2012	2013	2012
			(adjusted – Note 2(b))		(adjusted – Note 2(b))
OPERATING ACTIVITIES
Net income		$286	$299	$648	$618
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization		446	456	897	926
Deferred income taxes		121	141	(191)	(171)
Share-based compensation	13(a)	13	9	25	16
Net employee defined benefit plans expense	14(a)	28	26	54	53
Employer contributions to employee defined benefit plans		(130)	(15)	(166)	(131)
Other		3	12	(1)	22
Net change in non-cash operating working capital	25(b)	(60)	(140)	170	218
Cash provided by operating activities		707	788	1,436	1,551
INVESTING ACTIVITIES
Cash payments for capital assets, excluding spectrum licences	25(b)	(506)	(536)	(1,008)	(988)
Cash payments for acquisitions and related investments	25(b)	(3)	(11)	(29)	(41)
Real estate joint venture advances and contributions	18(c)	(7)	(23)	(11)	(38)
Real estate joint venture receipts	18(c)	1	18	1	18
Proceeds on dispositions	25(b)	1	14	1	18
Other		—	(2)	(4)	(23)
Cash used by investing activities		(514)	(540)	(1,050)	(1,054)
FINANCING ACTIVITIES
Dividends paid to holders of equity shares	25(b)	(209)	(189)	(417)	(377)
Purchase of Common Shares for cancellation	22(d) , 25(b)	(238)	—	(238)	—
Issuance and repayment of short-term borrowings	19	(4)	(7)	(1)	(4)
Long-term debt issued	21, 25(b)	1,700	1,346	2,280	2,696
Redemptions and repayment of long-term debt	21, 25(b)	(1,174)	(1,394)	(1,825)	(2,786)
Other		(18)	—	(20)	—
Cash provided (used) by financing activities		57	(244)	(221)	(471)
CASH POSITION
Increase in cash and temporary investments, net		250	4	165	26
Cash and temporary investments, net, beginning of period		22	68	107	46
Cash and temporary investments, net, end of period		$272	$72	$272	$72
SUPPLEMENTAL DISCLOSURE OF OPERATING CASH FLOWS
Interest paid	25(b)	$(130)	$(110)	$(188)	$(172)
Interest received		$2	$4	$3	$11
Income taxes paid, net	9	$(82)	$(31)	$(230)	$(79)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

notes to condensed interim consolidated financial statements	(unaudited)

JUNE 30, 2013

TELUS Corporation is one of Canada’s largest telecommunications companies, providing a wide range of telecommunications services and products including wireless, data, Internet protocol, voice and television.

TELUS Corporation was incorporated under the Company Act (British Columbia) on October 26, 1998, under the name BCT.TELUS Communications Inc. (BCT). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. and the former Alberta-based TELUS Corporation (TC), BCT acquired all of the shares of BC TELECOM Inc. and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM Inc. was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, TELUS Corporation transitioned under the Business Corporations Act (British Columbia), successor to the Company Act (British Columbia). TELUS Corporation maintains its registered office at Floor 5, 3777 Kingsway, Burnaby, British Columbia, V5H 3Z7.

The terms “TELUS”, “we”, “us” “our” or “ourselves” are used to refer to TELUS Corporation and, where the context of the narrative permits, or requires, its subsidiaries.

Notes to condensed interim consolidated financial statements	Page	Description
General application
1. Condensed interim consolidated financial statements	7	Summary explanation of basis of presentation of condensed interim consolidated financial statements
2. Accounting policy developments	7	Summary review of generally accepted accounting principle developments that do, will or may affect us
3. Capital structure financial policies	9	Summary review of our objectives, policies and processes for managing our capital structure
4. Financial instruments	11	Summary schedules and review of financial instruments, including the management of associated risks and fair values
Consolidated results of operations focused
5. Segmented information	17	Summary disclosure of segmented information regularly reported to our chief operating decision-maker
6. Other operating income	19	Summary schedule of items comprising other operating income
7. Employee benefits expense	19	Summary schedule of employee benefits expense
8. Financing costs	19	Summary schedule of items comprising financing costs
9. Income taxes	20	Summary schedule of income tax expense and reconciliations of statutory rate income tax expense to income tax expense
10. Other comprehensive income	21	Details of other comprehensive income and accumulated amounts
11. Per share amounts	22	Summary schedule and review of numerators and denominators used in calculating per share amounts and related disclosures
12. Dividends per share	22	Summary schedule of dividends declared
13. Share-based compensation	22	Summary schedules and review of compensation arising from share option awards, restricted stock units and employee share purchase plan
14. Employee future benefits	25	Summary schedules and review of employee future benefits
15. Restructuring and other like costs	26	Summary schedules and review of restructuring and other like costs
Consolidated financial position focused
16. Property, plant and equipment	28	Summary schedule of items comprising property, plant and equipment

notes to condensed interim consolidated financial statements	(unaudited)

Notes to condensed interim consolidated financial statements	Page	Description
Consolidated financial position focused (continued)
17. Intangible assets and goodwill	29	Summary schedule of items comprising intangible assets, including goodwill and review of reported fiscal year acquisitions from which intangible assets, including goodwill, arose
18. Real estate joint ventures	31	Summary review of real estate joint ventures and related disclosures
19. Short-term borrowings	33	Review of short-term borrowings and related disclosures
20. Provisions	34	Summary schedules and review of items comprising provisions
21. Long-term debt	35	Summary schedule of long-term debt and related disclosures
22. Equity share capital	37	Review of authorized share capital
23. Commitments and contingent liabilities	38	Summary review of contingent liabilities, claims and lawsuits
Other
24. Related party transactions	39	Summary schedules, including review of transactions with key management personnel
25. Additional financial information	40	Summary schedules of items comprising certain primary financial statement line items

1      condensed interim consolidated financial statements

The notes presented in our condensed interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in our annual audited financial statements; thus, our interim consolidated financial statements are referred to as condensed. Further, our condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2012.

Our condensed interim consolidated financial statements are expressed in Canadian dollars and follow the same accounting policies and methods of their application as set out in our consolidated financial statements for the year ended December 31, 2012, other than as set out in Note 2(b). The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB) and Canadian generally accepted accounting principles for publicly accountable enterprises; our condensed interim consolidated financial statements comply with International Accounting Standard 34, Interim Financial Reporting. Our condensed interim consolidated financial statements reflect all adjustments (which are of a normal recurring nature) that are, in our opinion, necessary for a fair statement of the results for the interim periods presented.

Our condensed interim consolidated financial statements for the six-month period ended June 30, 2013, were authorized by our Board of Directors for issue on August 8, 2013.

2      accounting policy developments

(a)   Use of judgements

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make judgements that affect the financial statement disclosure of information regularly reviewed by our chief operating decision maker used in making resource allocation decisions and in assessing performance (segmented information). A significant judgement we make is that our wireless and wireline operations and cash flows are sufficiently distinct to be considered operating segments and reportable segments, notwithstanding the convergence our wireless and wireline telecommunications infrastructure technology and operations have experienced to date. If our wireless and wireline telecommunications infrastructure technology and operations were to continue to converge, it may become no longer practical, if possible at all, to objectively distinguish between our wireless and wireline operations and cash flows; if sufficient convergence were to occur, our wireless and wireline operations would no longer be individual components of the business nor discrete operating segments, rather they could each become a group of similar products and services.

notes to condensed interim consolidated financial statements	(unaudited)

As well, if it becomes impractical to distinguish our wireless and wireline cash flows, which would evidence their interdependence, this could result in the unification of the wireless cash generating unit and the wireline cash generating unit as a single cash generating unit for impairment testing purposes.

(b)   Initial application of standards, interpretations and amendments to standards and interpretations in the reporting period

The following standards are required to be applied for periods beginning on or after January 1, 2013, and, unless otherwise indicated, have no effect on our financial performance:

•      IFRS 7, Financial Instruments: Disclosures (amended 2011)

•      IFRS 10, Consolidated Financial Statements

•      IFRS 11, Joint Arrangements

•      IFRS 12, Disclosure of Interests in Other Entities

•      IAS 27, Separate Financial Statements (amended 2011)

•      IAS 28, Investments in Associates (amended 2011)

•      IFRS 13, Fair Value Measurement.

•      IAS 19, Employee Benefits (amended 2011): Relative to our pre-fiscal 2013 accounting policies and presentation and disclosure practices, the key difference in the amended standard is that the expected long-term rate of return on plan assets will no longer be used for defined benefit plan expense measurement purposes. In the determination of net income in our instance, the effect is that the defined benefit plan expense concepts of “interest cost” and “return on plan assets” are replaced with the concept of “net interest”. Net interest for each plan is the product of the plan’s surplus (deficit) multiplied by the discount rate. The amended standard does not prescribe where in the results of operations the net interest amount is to be presented, but we now present such amount as a component of financing costs (see Note 8).

Our current view, consistent with long-term historical experience, is that the expected long-term rate of return on plan assets will exceed the discount rate (a result of targeting a significant percentage of the defined benefit plan assets for investment in equity securities); as a result, the relative effect of the amended standard is a decrease in net income and associated per share amounts. The variance between the actual rate of return on defined benefit plan assets and the discount rate, as well as the related impact of the limit on defined benefit assets, if any, is included in other comprehensive income as a re-measurement (see Note 10).

The amended standard affected our Consolidated Statements of Income and Other Comprehensive Income as follows:

	2013			2012
Three-month periods ended June 30 (millions except per share amounts)	Excluding effects of amended IAS 19(1)	Amended IAS 19 effects	As currently reported(2)	Excluding effects of amended IAS 19(1)	Amended IAS 19 effects	As currently reported(2)
OPERATING EXPENSES
Employee benefits expense	$572	$34	$606	$515	$28	$543
FINANCING COSTS	$118	14	$132	$85	11	$96
INCOME TAXES	$147	(13)	$134	$129	(10)	$119
NET INCOME		(35)			(29)
OTHER COMPREHENSIVE INCOME
Item never subsequently reclassified to income
Defined benefit plans re-measurements	$(112)	35	$(77)	$(168)	29	$(139)
COMPREHENSIVE INCOME		$—			$—
NET INCOME PER EQUITY SHARE*
Basic	$0.49	$(0.05)	$0.44	$0.50	$(0.04)	$0.46
Diluted	$0.49	$(0.05)	$0.44	$0.50	$(0.04)	$0.46

(1)       Excluding the effects of amended IAS 19 reflects an expected long-term annual rate of return on plan assets of 6.50% (2012 – 6.75%). The actual rate of return on plan assets for the twelve-month period ended June 30, 2013 was 9.40% (2012 – 1.64%).

(2)       As currently reported reflects an employee defined benefits plan net interest amount based upon a discount rate of 3.90% (2012 – 4.50%).

* Amounts reflect retrospective application of April 16, 2013, stock split (see Note 22(b)).

notes to condensed interim consolidated financial statements	(unaudited)

	2013			2012
Six-month periods ended June 30 (millions except per share amounts)	Excluding effects of amended IAS 19(1)	Amended IAS 19 effects	As currently reported(2)	Excluding effects of amended IAS 19(1)	Amended IAS 19 effects	As currently reported(2)
OPERATING EXPENSES
Employee benefits expense	$1,106	$68	$1,174	$1,021	$56	$1,077
FINANCING COSTS	$201	27	$228	$160	22	$182
INCOME TAXES	$284	(25)	$259	$245	(20)	$225
NET INCOME		(70)			(58)
OTHER COMPREHENSIVE INCOME
Item never subsequently reclassified to income
Defined benefit plans re-measurements	$21	70	$91	$(12)	58	$46
COMPREHENSIVE INCOME		$—			$—
NET INCOME PER EQUITY SHARE*
Basic	$1.10	$(0.11)	$0.99	$1.04	$(0.09)	$0.95
Diluted	$1.10	$(0.11)	$0.99	$1.03	$(0.09)	$0.94

(1)       Excluding the effects of amended IAS 19 reflects an expected long-term annual rate of return on plan assets of 6.50% (2012 — 6.75%). The actual rate of return on plan assets for the twelve-month period ended June 30, 2013 was 9.40% (2012 — 1.64%).

(2)       As currently reported reflects an employee defined benefits plan net interest amount based upon a discount rate of 3.90% (2012 — 4.50%).

As disclosed in our consolidated financial statements for the year ended December 31, 2012, upon our transition to IFRS-IASB on January 1, 2010, we made an exemption election to recognize cumulative unamortized actuarial gains and losses, past service costs and transitional obligations, as at the transition date, as an adjustment to retained earnings; also effective upon transition to IFRS-IASB, we adopted a policy of recognizing actuarial gains and losses in other comprehensive income in the period in which they arose. As a result of the exemption election made and the accounting policy selected upon our transition to IFRS-IASB, the required retrospective application of the amended standard affects neither our statement of financial position nor the balances of the components of equity therein and therefore a January 1, 2012, statement of financial position has not been included in these condensed interim consolidated financial statements.

Additionally, the amounts of cash provided (used) by operating activities, investing activities and financing activities in the statement of cash flows are not affected.

(c)   Standards, interpretations and amendments to standards not yet effective and not yet applied

Based upon current facts and circumstances, we do not expect to be materially affected by the application of the following standards and are currently determining which date(s) we will select for initial compliance if earlier than the required compliance dates.

•      IFRS 9, Financial Instruments, is required to be applied for periods beginning on or after January 1, 2015.

•      IAS 32, Financial Instruments (amended 2011), is required to be applied for periods beginning on or after January 1, 2014.

(d)   Revenue from contracts with customers

The International Accounting Standards Board and the Financial Accounting Standards Board of the United States have been working on a joint project to clarify the principles for recognizing revenue and to develop a common revenue standard. In June 2010 an exposure draft was issued and in November 2011 a revised exposure draft was issued. We are currently assessing the impacts of the draft proposals contained within the revised exposure draft. If the finalized revenue standard, currently expected to be effective for our 2017 fiscal year, were to largely reflect the draft proposals, we, like other telecommunications companies, currently would expect to be materially affected by its application.

3      capital structure financial policies

Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk.

In the management and definition of capital, we include common equity (excluding accumulated other comprehensive income), long-term debt (including any associated hedging assets or liabilities, net of amounts

* Amounts reflect retrospective application of April 16, 2013, stock split (see Note 22(b)).

notes to condensed interim consolidated financial statements	(unaudited)

recognized in accumulated other comprehensive income), cash and temporary investments and securitized trade receivables.

We manage our capital structure and make adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust our capital structure, we may adjust the amount of dividends paid to holders of TELUS Corporation shares, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, issue new debt to replace existing debt with different characteristics and/or increase or decrease the amount of trade receivables sold to an arm’s-length securitization trust.

We monitor capital utilizing a number of measures, including: net debt to earnings before interest, income taxes, depreciation and amortization — excluding restructuring and other like costs (EBITDA** — excluding restructuring and other like costs); and dividend payout ratios.

Net debt to EBITDA — excluding restructuring and other like costs is calculated as net debt at the end of the period divided by 12-month trailing EBITDA — excluding restructuring and other like costs. This measure, historically, is substantially similar to the leverage ratio covenant in our credit facilities. Net debt and EBITDA — excluding restructuring and other like costs are measures that do not have any standardized meanings prescribed by IFRS-IASB and are therefore unlikely to be comparable to similar measures presented by other companies; the calculation of these measures is as set out in the following schedule. Net debt is one component of a ratio used to determine compliance with debt covenants.

The reported dividend payout ratio is calculated as the quarterly dividend declared per equity share, as recorded in the financial statements, multiplied by four and divided by the sum of basic earnings per share for the most recent four quarters for interim reporting periods (divided by annual basic earnings per share if reported amount is in respect of a fiscal year); the reported dividend payout ratio of adjusted net earnings differs in that it excludes: income tax-related adjustments; and the ongoing impacts of share options with the net-cash settlement feature.

During 2013, our strategy, which was unchanged from 2012, included maintaining the financial policy set out in the table below. We believe that our financial policies and guidelines, which are reviewed annually, are currently at the optimal level and, by maintaining credit ratings in the range of BBB+ to A-, or the equivalent, provide reasonable access to capital.

As at, or 12-month periods ended, June 30 ($ in millions)	Policy	2013	2012
			(adjusted – Note 2(b))
Components of debt and coverage ratios
Net debt(1)		$6,860	$6,840
EBITDA — excluding restructuring and other like costs(2)		$4,012	$3,782
Net interest cost(3)		$350	$339
Debt ratio
Net debt to EBITDA — excluding restructuring and other like costs	1.5 – 2.0	1.7	1.8
Coverage ratios
Earnings coverage(4)		5.4	5.3
EBITDA — excluding restructuring and other like costs interest coverage(5)		11.5	11.2
Other measures
Dividend payout ratio of adjusted net earnings(6)		71%	70%
Dividend payout ratio		72%	69%

(1)   Net debt is calculated as follows:

	2013	2012
Long-term debt (Note 21)	$6,698	$6,487
Debt issuance costs netted against long-term debt	33	25
Cash and temporary investments, net	(272)	(72)
Short-term borrowings	401	400
Net debt	$6,860	$6,840

** EBITDA does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business and is also utilized in measuring compliance with certain debt covenants.

notes to condensed interim consolidated financial statements	(unaudited)

(2)   EBITDA — excluding restructuring and other like costs is calculated as follows:

	EBITDA (Note 5)	Restructuring and other like costs (Note15)	EBITDA – excluding restructuring and other like costs
	(adjusted – Note 2(b))
Add
Six-month period ended June 30, 2013	$2,032	$50	$2,082
Year ended December 31, 2012	3,859	48	3,907
Deduct
Six-month period ended June 30, 2012	(1,951)	(26)	(1,977)
12-month period currently ended	$3,940	$72	$4,012

(3)   Net interest cost is defined as financing costs excluding employee defined benefit plans net interest and recoveries on long-term debt prepayment premium and repayment of debt, calculated on a 12-month trailing basis (expenses recorded for long-term debt prepayment premium, if any, are included in net interest cost).

(4)   Earnings coverage is defined as net income attributable to equity shares before borrowing costs expense and income tax expense, divided by borrowing costs expense.

(5)   EBITDA — excluding restructuring costs interest coverage is defined as EBITDA — excluding restructuring costs divided by net interest cost. This measure is substantially the same as the coverage ratio covenant in our credit facilities.

(6)   Adjusted net earnings attributable to equity shares is calculated as follows:

	2013	2012
		(adjusted – Note 2(b))
Net income attributable to equity shares	$1,234	$1,145
Long-term debt prepayment premium, after income tax	17	—
Income tax-related adjustments	3	(9)
After income tax gain net of equity losses related to the residential condominium tower component of the TELUS Garden real estate joint venture	—	(6)
Impacts of share options with the net-cash settlement feature, net of income taxes	(2)	(5)
Adjusted net earnings attributable to equity shares	$1,252	$1,125

The net debt to EBITDA — excluding restructuring and other like costs ratio was 1.7 times at June 30, 2013, down 0.1 times from one year earlier due to the increase in EBITDA — excluding restructuring and other like costs. The earnings coverage ratio for the twelve-month period ended June 30, 2013, was 5.4 times, up from 5.3 times a year earlier; higher borrowing costs (including the long-term debt prepayment premium) decreased the ratio by 0.3, while increased income before borrowing costs expense and income taxes increased the ratio by 0.4. The EBITDA — excluding restructuring and other like costs interest coverage ratio for the twelve-month period ended June 30, 2013, was 11.5 times, up from 11.2 times one year earlier; higher net interest expenses decreased the ratio by 0.4, while higher EBITDA — excluding restructuring and other like costs increased the ratio by 0.7.

4     financial instruments

(a)   Credit risk

Excluding credit risk, if any, arising from currency swaps settled on a gross basis (see (b)), the best representation of our maximum exposure (excluding income tax effects) to credit risk, which is a worst-case scenario and does not reflect results we expect, is as set out in the following table:

As at (millions)	June 30, 2013	December 31, 2012
Cash and temporary investments, net	$272	$107
Accounts receivable	1,447	1,541
Derivative assets	19	12
	$1,738	$1,660

Cash and temporary investments

Credit risk associated with cash and temporary investments is managed by ensuring that these financial assets are placed with: governments; major financial institutions that have been accorded strong investment grade ratings by a primary rating agency; and/or other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.

notes to condensed interim consolidated financial statements	(unaudited)

Accounts receivable

Credit risk associated with accounts receivable is inherently managed by our large and diverse customer base, which includes substantially all consumer and business sectors in Canada. We follow a program of credit evaluations of customers and limit the amount of credit extended when deemed necessary.

The following table presents an analysis of the age of customer accounts receivable for which an allowance has not been made as at the dates of the Consolidated Statements of Financial Position. As at June 30, 2013, the weighted average life of customer accounts receivable was 32 days (December 31, 2012 — 29 days) and the weighted average life of past-due customer accounts receivable was 63 days (December 31, 2012 — 63 days). Late payment charges are levied, at an industry-based market rate, on outstanding non-current customer account balances.

As at (millions)	June 30, 2013	December 31, 2012
Customer accounts receivable net of allowance for doubtful accounts
Less than 30 days past billing date	$731	$860
30-60 days past billing date	229	218
61-90 days past billing date	72	67
Greater than 90 days past billing date	80	72
	$1,112	$1,217
Customer accounts receivable (Note 25(a))	$1,151	$1,261
Allowance for doubtful accounts	(39)	(44)
	$1,112	$1,217

We maintain allowances for potential credit losses related to doubtful accounts. Current economic conditions, historical information, reasons for the accounts being past-due and line of business from which the customer accounts receivable arose are all considered when determining whether allowances should be made for past-due accounts; the same factors are considered when determining whether to write off amounts charged to the allowance account against the customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable are written off directly to the doubtful accounts expense.

The following table presents a summary of the activity related to our allowance for doubtful accounts.

	Three months		Six months
Periods ended June 30 (millions)	2013	2012	2013	2012
Balance, beginning of period	$42	$35	$44	$36
Additions (doubtful accounts expense)	12	14	23	25
Net use	(15)	(9)	(28)	(21)
Balance, end of period	$39	$40	$39	$40

Derivative assets (and derivative liabilities)

Counterparties to our share-based compensation cash-settled equity forward agreements and foreign exchange derivatives are major financial institutions that have all been accorded investment grade ratings by a primary rating agency. The dollar amount of credit exposure under contracts with any one financial institution is limited and counterparties’ credit ratings are monitored. We do not give or receive collateral on swap agreements and hedging items due to our credit rating and those of our counterparties. While we are exposed to potential credit losses due to the possible non-performance of our counterparties, we consider the risk of this remote. Our derivative liabilities do not have credit risk-related contingent features.

(b)   Liquidity risk

As a component of our capital structure financial policies, discussed further in Note 3, we manage liquidity risk by:

•      maintaining a daily cash pooling process that enables us to manage our liquidity surplus and liquidity requirements according to our actual needs and those of our subsidiaries;

•      maintaining bilateral bank facilities (Note 19) and a syndicated credit facility (Note 21(d));

•      the sales of trade receivables to an arm’s-length securitization trust (Note 19);

•      maintaining a commercial paper program (Note 21(b));

•      continuously monitoring forecast and actual cash flows; and

•      managing maturity profiles of financial assets and financial liabilities.

notes to condensed interim consolidated financial statements	(unaudited)

As disclosed in Note 21(e), we have significant debt maturities in future years. As at June 30, 2013, we have access to a shelf prospectus, in effect until November 2013, pursuant to which we can offer $300 million (December 31, 2012 — $2.0 billion) of debt or equity securities. We believe that our investment grade credit ratings contribute to reasonable access to capital markets.

We closely match the derivative financial liability contractual maturities with those of the risk exposures they are being used to manage.

Our undiscounted financial liability expected maturities do not differ significantly from the contractual maturities, other than as noted below. Our undiscounted financial liability contractual maturities, including interest thereon (where applicable), are as set out in the following tables:

	Non-derivative				Derivative
As at June 30, 2013	Non-interest bearing financial	Short-term	Long-term debt(1)	Construction credit facilities commitment		Currency swap agreement amounts to be exchanged
(millions)	liabilities	borrowings(1)	(Note 21)	(Note 18(c))(2)	Other	(Receive)	Pay	Total
2013
Third quarter	$1,029	$3	$56	$169	$—	$(142)	$136	$1,251
Balance of year	456	2	127	—	—	(142)	137	580
2014	116	405	343	—	—	—	—	864
2015	49	—	953	—	7	—	—	1,009
2016	2	—	887	—	—	—	—	889
2017	2	—	959	—	—	—	—	961
Thereafter	5	—	6,395	—	—	—	—	6,400
Total	$1,659	$410	$9,720	$169	$7	$(284)	$273	$11,954

(1)     Interest payment cash outflows in respect of short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at June 30, 2013.

(2)     The draw-downs on the construction credit facilities are expected to occur as construction progresses through 2015.

	Non-derivative				Derivative
	Non-interest bearing financial	Short-term	Long-term debt(1)	Construction credit facilities commitment	Currency swap agreement amounts to be exchanged
As at December 31, 2012 (millions)	liabilities	borrowings(1)	(Note 21)	(Note 18(c))(2)	(Receive)	Pay	Total
2013
First quarter	$881	$3	$297	$182	$(51)	$51	$1,363
Balance of year	526	5	558	—	(90)	88	1,087
2014	5	405	997	—	—	—	1,407
2015	47	—	889	—	—	—	936
2016	2	—	824	—	—	—	826
2017	2	—	895	—	—	—	897
Thereafter	5	—	3,783	—	—	—	3,788
Total	$1,468	$413	$8,243	$182	$(141)	$139	$10,304

(1)     Interest payment cash outflows in respect of short-term borrowings, commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the interest rates in effect as at December 31, 2012.

(2)     The draw-downs on the construction credit facilities are expected to occur as construction progresses through 2015.

(c)   Currency risk

Our functional currency is the Canadian dollar, but certain routine revenues and operating costs are denominated in U.S. dollars and some inventory purchases and capital asset acquisitions are sourced internationally. The U.S. dollar is the only foreign currency to which we have a significant exposure.

Our foreign exchange risk management includes the use of foreign currency forward contracts and currency options to fix the exchange rates on short-term U.S. dollar denominated transactions and commitments. Hedge accounting is applied to these short-term foreign currency forward contracts and currency options only on a limited basis.

Net income and other comprehensive income for the six-month periods ended June 30, 2013 and 2012, could have varied if Canadian dollar: U.S. dollar exchange rates varied from the actual transaction date rates. The following Canadian dollar: U.S. dollar exchange rate sensitivity analysis has been based upon a hypothetical change having occurred throughout the reporting period (other than no change is reflected as at the statement of financial position date — see (d), which isolates the statement of financial position date hypothetical effects) and having been applied to all relevant Consolidated Statement of Income and Other Comprehensive Income transactions. Income tax expense, which is reflected net in the sensitivity analysis, reflects the applicable weighted average statutory income tax rates for the reporting periods.

notes to condensed interim consolidated financial statements	(unaudited)

	Net income and comprehensive income		Capital expenditures
Six-month periods ended June 30 ($ increase (decrease) in millions)	2013	2012	2013	2012
10% change in Cdn.$: U.S.$ exchange rate(1)
Canadian dollar appreciates	$25	$11	$(12)	$(9)
Canadian dollar depreciates	$(25)	$(11)	$12	$9

(1)   These sensitivities are hypothetical and should be used with caution. Changes in net income and comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and comprehensive income may not be linear. In this table, the effect of a variation in the Canadian dollar: U.S. dollar exchange rate on the amount of net income and comprehensive income is calculated without changing any other analysis inputs; in reality, changes in the Canadian dollar: U.S. dollar exchange rate may result in changes in another factor (for example, increased strength of the Canadian dollar may result in more favourable market interest rates), which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that we would realize the changes in exchange rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption. The sensitivity analysis is prepared based on the simple average of the Canadian dollar: U.S. dollar exchange rate for the period.

In respect of U.S. dollar denominated inventory purchases, the current period’s purchases have been included in the sensitivity analysis by assuming that all items are sold in the period purchased. Similarly, this sensitivity analysis is based on the assumption that all U.S. dollar denominated accounts receivable and accounts payable arising in the period are collected and paid, respectively, in the period.

In respect of U.S. dollar denominated capital expenditures, the current period’s expenditures have been included in the sensitivity analysis by assuming one-half period’s straight-line depreciation and amortization in the year of acquisition and an estimated useful life of 10 years; no consideration has been made for U.S. dollar denominated capital expenditures made in prior periods.

(d)   Market risk

Net income and other comprehensive income for the six-month periods ended June 30, 2013 and 2012, could have varied if the Canadian dollar: U.S. dollar exchange rates, market interest rates and our equity shares’ prices varied by reasonably possible amounts from their actual statement of financial position date values.

The sensitivity analysis of our exposure to currency risk at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date (as contrasted with applying the hypothetical change to all relevant transactions during the reported periods — see (c)). The U.S. dollar denominated balances and derivative financial instrument notional amounts as at the statement of financial position dates have been used in the calculations.

The sensitivity analysis of our exposure to interest rate risk at the reporting date has been determined based upon a hypothetical change taking place at the beginning of the relevant fiscal year and being held constant through to the statement of financial position date. The relevant statement of financial position date principal amounts and notional amounts have been used in the calculations.

The sensitivity analysis of our exposure to other price risk arising from share-based compensation at the reporting date has been determined based upon a hypothetical change taking place at the relevant statement of financial position date. The relevant statement of financial position date notional number of shares, which includes those in the cash-settled equity swap agreements, has been used in the calculations.

Income tax expense, which is reflected net in the sensitivity analysis, reflects the applicable weighted average statutory income tax rates for the reporting periods.

Six-month periods ended June 30	Net income		Other comprehensive income		Comprehensive income
($ increase (decrease) in millions)	2013	2012	2013	2012	2013	2012
Reasonably possible changes in market risks(1)
10% change in Cdn.$: U.S.$ exchange rate
Canadian dollar appreciates	$(8)	$(9)	$(11)	$(7)	$(19)	$(16)
Canadian dollar depreciates	$8	$8	$11	$7	$19	$15
25 basis point change in market interest rate
Rate increases	$—	$(1)	$—	$2	$—	$1
Rate decreases	$—	$1	$—	$(2)	$—	$(1)
25%(2)(3) change in equity share prices(4)
Price increases	$(8)	$(4)	$17	$10	$9	$6
Price decreases	$8	$4	$(17)	$(10)	$(9)	$(6)

(1)   These sensitivities are hypothetical and should be used with caution. Changes in net income and/or other comprehensive income generally cannot be extrapolated because the relationship of the change in assumption to the change in net income and/or other comprehensive income may not be linear. In this table, the effect of a variation in a particular assumption on the amount of net income and/or other comprehensive income is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in more favourable foreign exchange rates (increased strength of the Canadian dollar)), which might magnify or counteract the sensitivities.

The sensitivity analysis assumes that we would realize the changes in exchange rates and market interest rates; in reality, the competitive marketplace in which we operate would have an effect on this assumption.

No consideration has been made for a difference in the notional number of shares associated with share-based compensation awards made during the reporting period that may have arisen due to a difference in the equity share prices.

notes to condensed interim consolidated financial statements	(unaudited)

(2)   See Note 13(b)-(c) for further information about the change in the equity instruments underlying share-based compensation.

(3)   To facilitate ongoing comparison of sensitivities, a constant variance of approximate magnitude has been used. Reflecting a 4.75-year data period and calculated on a monthly basis, which is consistent with the current assumptions and methodology, the volatility of our Common Share price as at June 30, 2013, was 17.7% (2012 — Non-Voting Share price, 23.0%); reflecting the six-month data period ended June 30, 2013, the volatility was 25.7% (2012 — Non-Voting Share price, 10.5%).

(4)   The hypothetical effects of changes in the prices of our equity shares are restricted to those which would arise from our share-based compensation items that are accounted for as liability instruments and the associated cash-settled equity swap agreements.

(e)   Fair values

General

The carrying values of cash and temporary investments, accounts receivable, short-term obligations, short-term borrowings, accounts payable and certain provisions (including restructuring accounts payable) approximate their fair values due to the immediate or short-term maturity of these financial instruments. The carrying value of short-term investments, if any, equals their fair value as they are classified as held for trading. The fair value is determined directly by reference to quoted market prices in active markets.

The carrying values of our investments accounted for using the cost method do not exceed their fair values. The fair value of our investments accounted for as available-for-sale is based on quoted market prices in active markets or other clear and objective evidence of fair value.

The fair value of our long-term debt is based on quoted market prices in active markets.

The fair values of the derivative financial instruments we use to manage exposure to currency risks are estimated based on quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to us for financial instruments of the same maturity, as well as the use of discounted future cash flows using current rates for similar financial instruments subject to similar risks and maturities (such fair values being largely based on Canadian dollar: U.S. dollar forward exchange rates as at the statement of financial position dates).

The fair values of the derivative financial instruments we use to manage our exposure to increases in compensation costs arising from certain forms of share-based compensation are based upon fair value estimates of the related cash-settled equity forward agreements provided by the counterparty to the transactions (such fair value estimates being largely based upon our equity share prices as at the statement of financial position dates).

The financial instruments that we measure at fair value on a recurring basis in periods subsequent to initial recognition and the level within the fair value hierarchy used to measure them are as set out in the following table.

			Fair value measurements at reporting date using
			Quoted prices in active markets for identical items		Significant other observable inputs		Significant unobservable inputs
	Carrying value		(Level 1)		(Level 2)		(Level 3)
As at (millions)	June 30, 2013	Dec. 31, 2012	June 30, 2013	Dec. 31, 2012	June 30, 2013	Dec. 31, 2012	June 30, 2013	Dec. 31, 2012
Assets
Foreign exchange derivatives	$12	$2	$—	$—	$12	$2	$—	$—
Share-based compensation derivatives	7	10	—	—	7	10	—	—
Available-for-sale portfolio investments	32	45	16	29	16	16	—	—
	$51	$57	$16	$29	$35	$28	$—	$—
Liabilities
Foreign exchange derivatives	$2	$—	$—	$—	$2	$—	$—	$—
Share-based compensation derivatives	7	—	—	—	7	—	—	—
	$9	$—	$—	$—	$9	$—	$—	$—

notes to condensed interim consolidated financial statements	(unaudited)

Derivative

The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are as set out in the following table.

	June 30, 2013					December 31, 2012
As at (millions)	Designation	Maximum maturity date	Notional amount	Carrying amount	Fair value	Notional amount	Carrying amount	Fair value
Current Assets
Derivatives used to manage
Currency risks arising from U.S. dollar denominated purchases	HFT(1)	2013	$100	$5	$5	$59	$1	$1
Currency risks arising from U.S. dollar denominated purchases	HFH(2)	2013	$141	7	7	$59	1	1
Changes in share-based compensation costs (Note 13(c))	HFH(2)	2014	$23	6	6	$24	7	7
				$18	$18		$9	$9
Other Long-Term Assets
Derivatives used to manage
Changes in share-based compensation costs (Note 13(c))	HFH(2)	2015	$30	$1	$1	$31	$3	$3
Current Liabilities
Derivatives used to manage
Currency risks arising from U.S. dollar revenues	HFT(1)	2013	$32	$2	$2	$20	$—	$—
Changes in share-based compensation costs (Note 13(c))	HFH(2)	2013	$3	—	—	$—	—	—
				$2	$2		$—	$—
Other Long-Term Liabilities
Derivatives used to manage
Changes in share-based compensation costs (Note 13(c))	HFH(2)	2015	$59	$7	$7	$—	$—	$—

(1)   Designated as held for trading (HFT) upon initial recognition; hedge accounting is not applied.

(2)   Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied.

Non-derivative

Our long-term debt, which is measured at amortized cost, and the fair value thereof, are as set out in the following table.

	June 30, 2013		December 31, 2012
As at (millions)	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt	$6,698	$7,199	$6,256	$7,109

(f)    Recognition of derivative gains and losses

The following table sets out the gains and losses, excluding income tax effects, on derivative instruments classified as cash flow hedging items and their location within the Consolidated Statements of Income and Other Comprehensive Income; there was no ineffective portion of derivative instruments classified as cash flow hedging items for the periods presented.

	Amount of gain (loss) recognized in other comprehensive income		Gain (loss) reclassified from other comprehensive income into income (effective portion) (Note 10)
	(effective portion) (Note 10)			Amount
Three-month periods ended June 30 (millions)	2013	2012	Location	2013	2012
Derivatives used to manage:
Currency risks arising from U.S. dollar denominated purchases	$6	$2	Goods and services purchased	$1	$1
Changes in share-based compensation costs (Note 13(c))	(16)	4	Employee benefits expense	(5)	4
Derivatives used to manage interest rate risk associated with possible future debt issuance	—	(3)	Financing costs	—	—
	$(10)	$3		$(4)	$5

notes to condensed interim consolidated financial statements	(unaudited)

	Amount of gain (loss) recognized in other comprehensive income		Gain (loss) reclassified from other comprehensive income into income (effective portion) (Note 10)
	(effective portion) (Note 10)			Amount
Six-month periods ended June 30 (millions)	2013	2012	Location	2013	2012
Derivatives used to manage:
Currency risks arising from U.S. dollar denominated purchases	$7	$1	Goods and services purchased	$1	$2
Changes in share-based compensation costs (Note 13(c))	(11)	6	Employee benefits expense	(1)	6
Derivatives used to manage interest rate risk associated with possible future debt issuance	—	(3)	Financing costs	—	—
	$(4)	$4		$—	$8

The following table sets out the gains and losses arising from derivative instruments that are classified as held for trading and that are not designated as being in a hedging relationship, and their location within the Consolidated Statements of Income and Other Comprehensive Income.

		Gain (loss) recognized in income on derivatives
		Three months		Six months
Periods ended June 30 (millions)	Location	2013	2012	2013	2012
Derivatives used to manage currency risks	Financing costs	$5	$3	$6	$2

5      segmented information

General

Our operating segments regularly reported to our Chief Executive Officer (our chief operating decision-maker) are Wireless and Wireline. Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)) and whose operating results are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance.

As we do not currently aggregate operating segments, our reportable segments are also Wireless and Wireline. The Wireless segment includes voice, data and equipment sales. The Wireline segment includes data (which includes: television; Internet, enhanced data and hosting services; and managed and legacy data services), voice local, voice long distance, and other telecommunications services (which includes health solutions) excluding wireless. Segmentation is based on similarities in technology, the technical expertise required to deliver the services and products, customer characteristics, the distribution channels used and regulatory treatment. Intersegment sales are recorded at the exchange value, which is the amount agreed to by the parties.

notes to condensed interim consolidated financial statements	(unaudited)

The following segmented information is regularly reported to our chief operating decision-maker.

Three-month periods ended June	Wireless		Wireline		Eliminations		Consolidated
30 (millions)	2013	2012	2013	2012	2013	2012	2013	2012
		(adjusted – Note 2(b))		(adjusted – Note 2(b))				(adjusted – Note 2(b))
Operating revenues
External revenue	$1,510	$1,428	$1,316	$1,237	$—	$—	$2,826	$2,665
Intersegment revenue	12	10	42	43	(54)	(53)	—	—
	$1,522	$1,438	$1,358	$1,280	$(54)	$(53)	$2,826	$2,665
EBITDA(1)	$666	$634	$332	$336	$—	$—	$998	$970
CAPEX, excluding spectrum licences(2)	$171	$194	$340	$354	$—	$—	$511	$548
EBITDA less CAPEX excluding spectrum licences	$495	$440	$(8)	$(18)	$—	$—	$487	$422
					Operating revenues (above)		$2,826	$2,665
					Goods and services purchased		1,222	1,152
					Employee benefits expense		606	543
					EBITDA (above)		998	970
					Depreciation		344	344
					Amortization		102	112
					Operating income		552	514
					Financing costs		132	96
					Income before income taxes		$420	$418

(1)     Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business and is also utilized in measuring compliance with certain debt covenants.

(2)     Total capital expenditures (CAPEX); see Note 25(b) for reconciliation of capital expenditures excluding spectrum licences to cash payments for capital assets, excluding spectrum licences reported on the Consolidated Statement of Cash Flows.

Six-month periods ended June	Wireless		Wireline		Eliminations		Consolidated
30 (millions)	2013	2012	2013	2012	2013	2012	2013	2012
		(adjusted – Note 2(b))		(adjusted – Note 2(b))				(adjusted – Note 2(b))
Operating revenues
External revenue	$2,982	$2,811	$2,600	$2,485	$—	$—	$5,582	$5,296
Intersegment revenue	24	20	83	84	(107)	(104)	—	—
	$3,006	$2,831	$2,683	$2,569	$(107)	$(104)	$5,582	$5,296
EBITDA(1)	$1,332	$1,254	$700	$697	$—	$—	$2,032	$1,951
CAPEX, excluding spectrum licences(2)	$305	$345	$673	$644	$—	$—	$978	$989
EBITDA less CAPEX excluding spectrum licences	$1,027	$909	$27	$53	$—	$—	$1,054	$962
					Operating revenues (above)		$5,582	$5,296
					Goods and services purchased		2,376	2,268
					Employee benefits expense		1,174	1,077
					EBITDA (above)		2,032	1,951
					Depreciation		691	687
					Amortization		206	239
					Operating income		1,135	1,025
					Financing costs		228	182
					Income before income taxes		$907	$843

(1)     Earnings before interest, income taxes, depreciation and amortization (EBITDA) does not have any standardized meaning prescribed by IFRS-IASB and is therefore unlikely to be comparable to similar measures presented by other issuers; we define EBITDA as operating revenues less goods and services purchased and employee benefits expense. We have issued guidance on, and report, EBITDA because it is a key measure that management uses to evaluate the performance of our business and is also utilized in measuring compliance with certain debt covenants.

(2)     Total capital expenditures (CAPEX); see Note 25(b) for reconciliation of capital expenditures excluding spectrum licences to cash payments for capital assets, excluding spectrum licences reported on the Consolidated Statement of Cash Flows.

notes to condensed interim consolidated financial statements	(unaudited)

Geographical information

We attribute revenues from external customers to individual countries on the basis of the location of where the goods and/or services are provided. We do not have material revenues that we attribute to countries other than Canada (our country of domicile), nor do we have material amounts of property, plant, equipment, intangible assets and/or goodwill located outside of Canada; information about such non-material amounts is not regularly reported to our chief operating decision-maker.

6                 other operating income

	Three months		Six months
Periods ended June 30 (millions)	2013	2012	2013	2012
Government assistance, including deferral account amortization	$16	$12	$29	$24
Investment income (loss)	—	—	—	(2)
Gain on disposal of assets	—	9	—	11
	$16	$21	$29	$33

7                 employee benefits expense

		Three months		Six months
Periods ended June 30 (millions)	Note	2013	2012	2013	2012
			(adjusted – Note 2(b))		(adjusted – Note 2(b))
Employee benefits expense — gross
Wages and salaries		$580	$544	$1,131	$1,067
Share-based compensation	13	23	17	46	33
Pensions — defined benefit	14(a)	27	25	53	52
Pensions — defined contribution	14(b)	20	18	39	35
Other defined benefits		1	1	1	1
Restructuring costs	15(b)	32	7	42	20
Other		34	31	69	65
		717	643	1,381	1,273
Capitalized internal labour costs
Property, plant and equipment		(79)	(69)	(146)	(136)
Intangible assets subject to amortization		(32)	(31)	(61)	(60)
		(111)	(100)	(207)	(196)
		$606	$543	$1,174	$1,077

8                 financing costs

		Three months		Six months
Periods ended June 30 (millions)	Note	2013	2012	2013	2012
			(adjusted – Note 2(b))		(adjusted – Note 2(b))
Interest expense(1)
Interest on long-term debt		$95	$84	$180	$170
Interest on short-term borrowings and other		3	5	5	7
Interest accretion on provisions	20	2	1	4	2
Long-term debt prepayment premium	21(b)	23	—	23	—
		123	90	212	179
Employee defined benefit plans net interest	14(a)	14	11	27	22
Foreign exchange		(2)	(3)	(4)	(7)
		135	98	235	194
Interest income
Interest on income tax refunds		—	(1)	(4)	(11)
Other		(3)	(1)	(3)	(1)
		(3)	(2)	(7)	(12)
		$132	$96	$228	$182

(1)         No financing costs were capitalized to property, plant, equipment and/or intangible assets during the three-month and six-month periods ended June 30, 2013 and 2012.

notes to condensed interim consolidated financial statements	(unaudited)

9                 income taxes

	Three months		Six months
Periods ended June 30 (millions)	2013	2012	2013	2012
		(adjusted – Note 2(b))		(adjusted – Note 2(b))
Current income tax expense (recovery)
For current reporting period	$13	$(22)	$452	$407
Consequential adjustments from reassessment of prior year income tax issues	—	—	(2)	(11)
	13	(22)	450	396
Deferred income tax expense (recovery)
Arising from the origination and reversal of temporary differences	99	128	(214)	(191)
Revaluation of deferred income tax liability to reflect future statutory income tax rates	22	13	22	12
Consequential adjustments from reassessment of prior year income tax issues	—	—	1	8
	121	141	(191)	(171)
	$134	$119	$259	$225

Our income tax expense differs from that calculated by applying statutory rates for the following reasons:

Three-month periods ended June 30 ($ in millions)	2013		2012
			(adjusted – Note 2(b))
Basic blended income tax at weighted average statutory income tax rates	$111	26.4%	$107	25.6%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	22		13
Income tax rate differential on, and consequential adjustments from, reassessment of prior year income tax issues	—		—
Other	1		(1)
Income tax expense per Consolidated Statements of Income and Other Comprehensive Income	$134	31.9%	$119	28.5%

Six-month periods ended June 30 ($ in millions)	2013		2012
			(adjusted – Note 2(b))
Basic blended income tax at weighted average statutory income tax rates	$236	26.1%	$216	25.6%
Revaluation of deferred income tax liability to reflect future statutory income tax rates	22		12
Income tax rate differential on, and consequential adjustments from, reassessment of prior year income tax issues	(1)		(3)
Other	2		—
Income tax expense per Consolidated Statements of Income and Other Comprehensive Income	$259	28.6%	$225	26.7%

Our basic blended weighted average statutory income tax rate is the aggregate of the following:

	Three months		Six months
Periods ended June 30	2013	2012	2013	2012
Basic federal rate	14.7%	14.6%	14.7%	14.7%
Weighted average provincial rate	11.1	10.3	10.7	10.3
Other income tax jurisdictions	0.6	0.7	0.7	0.6
	26.4%	25.6%	26.1%	25.6%

notes to condensed interim consolidated financial statements

10          other comprehensive income

	Items that may subsequently be reclassified to income						Item never reclassified to income
	Change in unrealized fair value of derivatives designated as cash flow hedges (Note 4(f))			Cumulative	Change in unrealized fair
(millions)	Gains (losses) arising in current period	Prior period (gains) losses transferred to net income in the current period	Total	foreign currency translation adjustment	value of available-for- sale financial assets	Accumulated other comprehensive income	Employee defined benefit plan re-measurements)	Other comprehensive income
							(adjusted – Note 2(b))
THREE-MONTH PERIODS ENDED JUNE 30			$6	$2	$—	$8
Accumulated balance as at March 31, 2012
Other comprehensive income (loss)
Amount arising	$3	$(5)	(2)	7	—	5	$(193)	$(188)
Income taxes	$1	$(1)	—	—	—	—	(54)	(54)
Net			(2)	7	—	5	$(139)	$(134)
Accumulated balance as at June 30, 2012			$4	$9	$—	$13
Accumulated balance as at March 31, 2013			$5	$6	$32	$43
Other comprehensive income (loss)
Amount arising	$(10)	$4	(6)	4	(12)	(14)	$(111)	$(125)
Income taxes	$(2)	$1	(1)	—	(2)	(3)	(34)	(37)
Net			(5)	4	(10)	(11)	$(77)	$(88)
Accumulated balance as at June 30, 2013			$—	$10	$22	$32
SIX-MONTH PERIODS ENDED JUNE 30
Accumulated balance as at January 1, 2012			$7	$4	$—	$11
Other comprehensive income (loss)
Amount arising	$4	$(8)	(4)	5	—	1	$55	$56
Income taxes	$1	$(2)	(1)	—	—	(1)	9	8
Net			(3)	5	—	2	$46	$48
Accumulated balance as at June 30, 2012			$4	$9	$—	$13
Accumulated balance as at January 1, 2013			$3	$4	$33	$40
Other comprehensive income (loss)
Amount arising	$(4)	$—	(4)	6	(13)	(11)	$114	$103
Income taxes	$(1)	$—	(1)	—	(2)	(3)	23	20
Net			(3)	6	(11)	(8)	$91	$83
Accumulated balance as at June 30, 2013			$—	$10	$22	$32

As at June 30, 2013, our estimate of the net amount of existing gains arising from the unrealized fair value of derivatives designated as cash flow hedges that are reported in accumulated other comprehensive income and are expected to be reclassified to net income in the next twelve months, excluding income tax effects, is $1 million.

notes to condensed interim consolidated financial statements	(unaudited)

11          per share amounts

Basic net income per equity share is calculated by dividing net income attributable to equity shares by the total weighted average number of equity shares outstanding during the period. Diluted net income per equity share is calculated to give effect to share option awards and restricted stock units.

The following table presents the reconciliations of the denominators of the basic and diluted per share computations. Net income attributable to equity shares equalled diluted net income attributable to equity shares for all periods presented.

	Three months		Six months
Periods ended June 30 (millions*)	2013	2012	2013	2012
Basic total weighted average number of equity shares outstanding	652	651	653	651
Effect of dilutive securities
Share option awards	4	4	3	3
Diluted total weighted average number of equity shares outstanding	656	655	656	654

For the three-month and six-month periods ended June 30, 2013, certain outstanding share option awards, in the amount of NIL (2012 — 2 million*) and NIL (2012 — 4 million*), respectively, were not included in the computation of diluted income per equity share because the share option awards’ exercise prices were greater than the average market price of the equity shares during the reported periods.

12          dividends per share

Six-month periods ended June 30 (millions except per share	2013				2012
amounts)	Declared		Paid to		Declared		Paid to
Equity share dividends	Effective	Per share*	shareholders	Total	Effective	Per share*	shareholders	Total
Quarter 1 dividend	Mar. 11, 2013	$0.32	Apr. 1, 2013	$209	Mar. 9, 2012	$0.290	Apr. 2, 2012	$189
Quarter 2 dividend	Jun. 10, 2013	0.34	Jul. 2, 2013	222	Jun. 8, 2012	0.305	Jul. 3, 2012	198
		$0.66		$431		$0.595		$387

On August 7, 2013, the Board of Directors declared a quarterly dividend of $0.34 per share on our issued and outstanding equity shares payable on October 1, 2013, to holders of record at the close of business on September 10, 2013. The final amount of the dividend payment depends upon the number of equity shares issued and outstanding at the close of business on September 10, 2013.

Reinvestment of dividends

In respect of equity share dividends declared during the three-month and six-month periods ended June 30, 2013, $12 million (2012 — $7 million) and $27 million (2012 — $14 million), respectively, was to be reinvested in equity shares (such shares being acquired in the stock market pursuant to the Dividend Reinvestment and Share Purchase Plan).

13          share-based compensation

(a)         Details of share-based compensation expense

Reflected in the Consolidated Statements of Income and Other Comprehensive Income as employee benefits expense and in the Consolidated Statements of Cash Flows are the following share-based compensation amounts:

	2013			2012
Three-month periods ended June 30 (millions)	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
Share option awards	$1	$—	$1	$2	$—	$2
Restricted stock units(1)	14	(2)	12	8	(1)	7
Employee share purchase plan	8	(8)	—	7	(7)	—
	$23	$(10)	$13	$17	$(8)	$9

(1)         The expense arising from restricted stock units was net of cash-settled equity swap agreement effects (see Note 4(f)).

* Amounts reflect retrospective application of April 16, 2013, stock split (see Note 22(b)).

notes to condensed interim consolidated financial statements	(unaudited)

	2013			2012
Six-month periods ended June 30 (millions)	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment	Employee benefits expense	Associated operating cash outflows	Statement of cash flows adjustment
Share option awards	$3	$—	$3	$4	$—	$4
Restricted stock units(1)	26	(4)	22	14	(2)	12
Employee share purchase plan	17	(17)	—	15	(15)	—
	$46	$(21)	$25	$33	$(17)	$16

(1)         The expense arising from restricted stock units was net of cash-settled equity swap agreement effects (see Note 4(f)).

For the three-month and six-month periods ended June 30, 2013, the income tax benefit arising from share-based compensation was $6 million (2012 — $3 million) and $11 million (2012 — $7 million), respectively.

(b)         Share option awards

General

We use share option awards as a form of retention and incentive compensation. We have a number of share option plans under which employees may receive options to purchase equity shares at a price equal to the fair market value at the time of grant. Share option awards currently granted under the plans may be exercised over specific periods not to exceed seven years from the time of grant; prior to 2003, share option awards were granted with exercise periods not to exceed 10 years.

We apply the fair value method of accounting for share-based compensation awards granted to officers and other employees. Share option awards typically have a three-year vesting period (the requisite service period), but may vest over periods of up to five years. The vesting method of share option awards, which is determined on or before the date of grant, may be either cliff or graded; all share option awards granted subsequent to 2004 have been cliff-vesting awards.

The following table presents a summary of the activity related to our share option plans.

	Three months		Six months
Periods ended June 30, 2013	Number of share options*	Weighted average share option price*	Number of share options*	Weighted average share option price*
Outstanding, beginning of period	10,524,722	$22.53	14,541,378	$21.52
Exercised(1)	(894,257)	$19.61	(4,758,913)	$18.89
Forfeited	(133,156)	$25.48	(228,638)	$24.70
Expired	(1,620)	$23.19	(58,138)	$21.53
Outstanding, end of period	9,495,689	$22.76	9,495,689	$22.76

(1)         The total intrinsic value of share option awards exercised for the three-month and six-month periods ended June 30, 2013, was $16 million (reflecting a weighted average price at the dates of exercise of $36.91 per share*) and $77 million (reflecting a weighted average price at the dates of exercise of $34.96 per share*), respectively.

The following table reconciles the number of share options exercised and the associated number of equity shares issued.

Periods ended June 30, 2013	Three months*	Six months*
Equity shares issued pursuant to exercise of share options	—	200
Equity shares issued or issuable pursuant to use of share option award net-equity settlement feature	440,049	2,195,651
Impact of our choosing to settle share option award exercises using net-equity settlement feature	454,208	2,563,062
Share options exercised	894,257	4,758,913

* Amounts reflect retrospective application of April 16, 2013, stock split (see Note 22(b)).

notes to condensed interim consolidated financial statements	(unaudited)

The following is a life and exercise price stratification of our share options outstanding, all of which are for Common Shares, as at June 30, 2013.

						Options exercisable
Options outstanding Range of option prices*					Total	Number of shares*	Weighted average price*
Low	$14.91	$20.78	$25.01	$30.15	$14.91
High	$19.84	$24.63	$29.48	$32.32	$32.32
Year of expiry and number of shares*
2013	—	1,438	9,122	—	10,560	10,560	$26.83
2014	—	3,460	721,242	38,470	763,172	763,172	$28.39
2015	3,260	1,181,560	—	—	1,184,820	1,184,820	$21.95
2016	939,939	—	—	—	939,939	939,939	$15.32
2017	1,719,732	103,520	—	—	1,823,252	1,698,852	$16.37
2018	—	2,639,910	97,760	—	2,737,670	—	$—
2019	—	—	2,019,786	16,490	2,036,276	—	$—
	2,662,931	3,929,888	2,847,910	54,960	9,495,689	4,597,343
Weighted average remaining contractual life (years)	3.3	3.7	4.5	2.5	3.9
Weighted average price*	$16.03	$22.82	$28.80	$31.79	$22.76
Aggregate intrinsic value(1) (millions)	$39	$31	$5	$—	$75

Options exercisable
Number of shares*	2,642,051	1,186,458	730,364	38,470	4,597,343
Weighted average remaining contractual life (years)	3.3	1.7	0.7	0.9	2.5
Weighted average price*	$16.00	$21.96	$28.22	$31.84	$19.61
Aggregate intrinsic value(1) (millions)	$39	$10	$2	$—	$51

(1)   The aggregate intrinsic value is calculated upon the June 30, 2013, price of $30.70 per Common Share.

(c)          Restricted stock units

We use restricted stock units as a form of retention and incentive compensation. Each restricted stock unit is nominally equal in value to one equity share together with the dividends that would have arisen thereon had it been an issued and outstanding equity share; the notional dividends are recorded as additional issuances of restricted stock units during the life of the restricted stock unit. Due to the notional dividend mechanism, the grant-date fair value of restricted stock units equals the fair market value of the corresponding shares at the grant date. The restricted stock units generally become payable when vesting is completed. The restricted stock units typically vest over a period of 33 months (the requisite service period). The vesting method of restricted stock units, which is determined on or before the date of grant, may be either cliff or graded; the majority of restricted stock units outstanding have cliff vesting. The associated liability is normally cash-settled.

The following table presents a summary of the activity related to our restricted stock units.

	Three months			Six months
	Number of restricted stock units*		Weighted average grant-date	Number of restricted stock units*		Weighted average grant-date
Periods ended June 30, 2013	Non-vested	Vested	fair value*	Non-vested	Vested	fair value*
Outstanding, beginning of period
Non-vested	5,178,715	—	$29.99	2,937,872	—	$26.29
Vested	—	16,439	$26.07	—	24,864	$24.10
Issued
Initial award	128,620	—	$36.53	2,411,730	—	$34.80
In lieu of dividends	55,877	86	$29.32	102,945	160	$33.21
Vested	(13,465)	13,465	$31.21	(89,554)	89,554	$29.32
Settled in cash	—	(21,858)	$29.55	—	(106,446)	$28.41
Forfeited and cancelled	(62,369)	—	$28.62	(75,615)	—	$28.31
Outstanding, end of period
Non-vested	5,287,378	—	$30.16	5,287,378	—	$30.16
Vested	—	8,132	$25.32	—	8,132	$25.32

With respect to certain issuances of restricted stock units, we have entered into cash-settled equity forward agreements that fix our cost; that information, as well as a schedule of our non-vested restricted stock units outstanding as at June 30, 2013, is set out in the following table.

* Amounts reflect retrospective application of April 16, 2013, stock split (see Note 22(b)).

notes to condensed interim consolidated financial statements	(unaudited)

Vesting in years ending December 31	Number of fixed-cost restricted stock units*	Our fixed cost per restricted stock unit*	Number of variable-cost restricted stock units*	Total number of non-vested restricted stock units*
2013	964,000	$25.74	602,999	1,566,999
2014	130,000	$33.30	186,904	316,904
2015	2,642,000	$34.63	761,475	3,403,475
	3,736,000		1,551,378	5,287,378

(d)         Employee share purchase plan

We have an employee share purchase plan under which eligible employees up to a certain job classification can purchase our Common Shares through regular payroll deductions by contributing between 1% and 10% of their pay; for more highly compensated job classifications, employees may contribute between 1% and 55% of their pay. For every dollar contributed by an employee, up to a maximum of 6% of eligible employee pay, we are required to contribute a percentage between 20% and 40% as designated by us. For the three-month and six-month periods ended June 30, 2013 and 2012, we contributed 40% for employees up to a certain job classification; for more highly compensated job classifications, we contributed 35%. We record our contributions as a component of Employee benefits expense and our contribution vests on the earlier of a plan participant’s last day in our employ or the last business day of the calendar year of our contribution, unless the plan participant’s employment is terminated with cause, in which case the plan participant will forfeit any in-year contribution from us.

	Three months		Six months
Periods ended June 30 (millions)	2013	2012	2013	2012
Employee contributions	$23	$21	$50	$44
Employer contributions	8	7	17	15
	$31	$28	$67	$59

Under this plan, we have the option of offering shares from Treasury or having the trustee acquire shares in the stock market. For the three-month and six-month periods ended June 30, 2013 and 2012, all Common Shares issued to employees under the plan were purchased in the stock market at normal trading prices.

14          employee future benefits

(a)         Defined benefit pension plans — details

Expense

Our defined benefit pension plan expense was as follows:

	2013				2012
Three-month periods ended June 30 (millions) Recognized in	Employee benefits expense (Note 7)	Financing costs (Note 8)	Other comp. income (Note 10)	Total	Employee benefits expense (Note 7)	Financing costs (Note 8)	Other comp. income (Note 10)	Total
					(adjusted – Note 2(b))
Current service cost	$25	$—	$—	$25	$24	$—	$—	$24
Net interest; return on plan assets
Interest expense arising from accrued benefit obligation	—	83	—	83	—	86	—	86
Return, including interest income, on plan assets(1)	—	(69)	111	42	—	(75)	193	118
	—	14	111	125	—	11	193	204
Administrative fees	2	—	—	2	1	—	—	1
	$27	$14	$111	$152	$25	$11	$193	$229

(1)         The interest income on plan assets included in the net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the accrued benefit obligation.

* Amounts reflect retrospective application of April 16, 2013, stock split (see Note 22(b)).

notes to condensed interim consolidated financial statements	(unaudited)

	2013				2012
Six-month periods ended June 30 (millions) Recognized in	Employee benefits expense (Note 7)	Financing costs (Note 8)	Other comp. income (Note 10)	Total	Employee benefits expense (Note 7)	Financing costs (Note 8)	Other comp. income (Note 10)	Total
					(adjusted – Note 2(b))
Current service cost	$50	$—	$—	$50	$47	$—	$—	$47
Past service cost	—	—	—	—	3	—	—	3
Net interest; return on plan assets
Interest expense arising from accrued benefit obligation	—	165	—	165	—	172	—	172
Return, including interest income, on plan assets(1)	—	(138)	(114)	(252)	—	(150)	(46)	(196)
	—	27	(114)	(87)	—	22	(46)	(24)
Administrative fees	3	—	—	3	2	—	—	2
Re-measurements arising from:
Demographic assumptions	—	—	—	—	—	—	(9)	(9)
	$53	$27	$(114)	$(34)	$52	$22	$(55)	$19

(1)         The interest income on plan assets included in the net interest amount included in Financing costs reflects a rate of return on plan assets equal to the discount rate used in determining the accrued benefit obligation.

(b)           Defined contribution plans

Our total defined contribution pension plan costs recognized were as follows:

	Three months		Six months
Periods ended June 30 (millions)	2013	2012	2013	2012
Union pension plan and public service pension plan contributions	$7	$7	$14	$14
Other defined contribution pension plans	13	11	25	21
	$20	$18	$39	$35

15          restructuring and other like costs

(a)         Details of restructuring and other like costs

With the objective of reducing ongoing costs, we incur associated incremental, non-recurring restructuring costs, as discussed further in (b) following. We may also incur atypical charges when undertaking major or transformational changes to our business or operating models. In addition to items such as internal and external labour, such atypical charges may include depreciation and amortization of intangible assets expenses, when property, plant, equipment and intangible assets are retired significantly prior to the end of their estimated useful lives so that other continuing formerly associated resources, such as spectrum, may be redeployed elsewhere in our business. We also include incremental external costs incurred in connection with business acquisition activity in other like costs.

Restructuring and other like costs are presented in the Consolidated Statements of Income and Other Comprehensive Income as set out in the following table:

	Three months		Six months
Periods ended June 30 (millions)	2013	2012	2013	2012
Goods and services purchased	$7	$6	$8	$6
Employee benefits expense	32	7	42	20
	$39	$13	$50	$26

(b)         Restructuring provisions

Employee related provisions and other provisions, in Note 20, include amounts in respect of restructuring activities. In 2013, restructuring activities included ongoing efficiency initiatives such as:

•                  simplifying or automating processes to achieve operating efficiencies, which includes workforce reductions;

•                  simplifying organizational structures through consolidation of functions and reducing organizational layers;

notes to condensed interim consolidated financial statements	(unaudited)

•                  consolidating administrative real estate to create a smaller environmental footprint through mobile working, encouraging less inter-city travel, reduced daily commutes, and use of reduced real estate space, which includes vacating premises; and

•                  decommissioning uneconomic services and products.

	2013			2012
Three-month periods ended June 30 (millions)	Employee related(1)	Other(1)	Total(1)	Employee related(1)	Other(1)	Total(1)
Restructuring costs
Addition
Workforce
Voluntary	$16	$—	$16	$1	$—	$1
Involuntary	16	—	16	6	—	6
Other	—	4	4	—	6	6
	32	4	36	7	6	13
Use
Workforce
Voluntary	16	—	16	16	—	16
Involuntary and other	11	—	11	7	—	7
Other	—	5	5	—	3	3
	27	5	32	23	3	26
Expenses greater (less) than disbursements	5	(1)	4	(16)	3	(13)
Restructuring accounts payable and accrued liabilities
Balance, beginning of period	29	24	53	40	25	65
Balance, end of period	$34	$23	$57	$24	$28	$52

(1)         The transactions and balances in this column are included in, and thus are a subset of, the transactions and balances in the columns with the same caption in Note 20.

	2013			2012
Six-month periods ended June 30 (millions)	Employee related(1)	Other(1)	Total(1)	Employee related(1)	Other(1)	Total(1)
Restructuring costs
Addition
Workforce
Voluntary	$16	$—	$16	$2	$—	$2
Involuntary	28	—	28	18	—	18
Other	—	5	5	—	6	6
Reversal
Workforce
Involuntary	(2)	—	(2)	—	—	—
	42	5	47	20	6	26
Use
Workforce
Voluntary	20	—	20	19	—	19
Involuntary and other	21	—	21	13	—	13
Other	—	8	8	—	5	5
	41	8	49	32	5	37
Expenses greater (less) than disbursements	1	(3)	(2)	(12)	1	(11)
Restructuring accounts payable and accrued liabilities
Balance, beginning of period	33	26	59	36	27	63
Balance, end of period	$34	$23	$57	$24	$28	$52

(1)         The transactions and balances in this column are included in, and thus are a subset of, the transactions and balances in the columns with the same caption in Note 20.

These initiatives were intended to improve our long-term operating productivity and competitiveness. We expect that substantially all of the cash outflows in respect of the balance accrued as at the financial statement date will occur within twelve months thereof.

notes to condensed interim consolidated financial statements	(unaudited)

16          property, plant and equipment

(millions)	Network assets	Buildings and leasehold improvements	Assets under finance lease	Other	Land	Assets under construction	Total
At cost
As at December 31, 2012	$24,004	$2,620	$6	$1,624	$55	$377	$28,686
Additions	249	6	1	23	—	503	782
Additions arising from business acquisitions (Note 17(c))	—	—	—	2	—	—	2
Dispositions, retirements and other	(67)	(25)	(3)	(367)	—		(462)
Reclassifications	288	25	—	30	—	(343)	—
As at June 30, 2013	$24,474	$2,626	$4	$1,312	$55	$537	$29,008
Accumulated depreciation
As at December 31, 2012	$17,493	$1,674	$6	$1,348	$—	$—	$20,521
Depreciation	576	65	1	49	—	—	691
Dispositions, retirements and other	(67)	(25)	(3)	(372)	—	—	(467)
As at June 30, 2013	$18,002	$1,714	$4	$1,025	$—	$—	$20,745
Net book value
As at December 31, 2012	$6,511	$946	$—	$276	$55	$377	$8,165
As at June 30, 2013	$6,472	$912	$—	$287	$55	$537	$8,263

The gross carrying amount of fully depreciated property, plant and equipment that was still in use as at June 30, 2013, was $2.6 billion (December 31, 2012 — $2.9 billion).

As at June 30, 2013, our contractual commitments for the acquisition of property, plant and equipment were $216 million over a period through to 2014 (December 31, 2012 — $187 million over a period through to 2014).

notes to condensed interim consolidated financial statements	(unaudited)

17          intangible assets and goodwill

(a)         Intangible assets and goodwill, net

	Intangible assets subject to amortization						Intangible assets with indefinite lives
(millions)	Subscriber base	Customer contracts, related customer relationships and leasehold interests	Software	Access to rights-of-way and other	Assets under construction	Total	Spectrum licences	Acquired brand	Total	Total intangible assets	Goodwill(1)	Total intangible assets and goodwill
At cost
As at December 31, 2012	$245	$206	$2,889	$95	$185	$3,620	$4,876	$7	$4,883	$8,503	$4,066	$12,569
Additions	—	—	3	1	192	196	—	—	—	196	—	196
Additions arising from business acquisitions (c)	—	8	5	—	—	13	—	—	—	13	23	36
Dispositions, retirements and other	—	—	(77)	(22)	—	(99)	—	—	—	(99)	—	(99)
Reclassifications	—	—	173	—	(173)	—	—	—	—	—	—	—
As at June 30, 2013	$245	$214	$2,993	$74	$204	$3,730	$4,876	$7	$4,883	$8,613	$4,089	$12,702
Accumulated amortization
As at December 31, 2012	$71	$81	$2,102	$68	$—	$2,322	$—	$—	$—	$2,322	$364	$2,686
Amortization	7	13	184	2	—	206	—	—	—	206	—	206
Dispositions, retirements and other	—	3	(77)	(26)	—	(100)	—	—	—	(100)	—	(100)
As at June 30, 2013	$78	$97	$2,209	$44	$—	$2,428	$—	$—	$—	$2,428	$364	$2,792
Net book value
As at December 31, 2012	$174	$125	$787	$27	$185	$1,298	$4,876	$7	$4,883	$6,181	$3,702	$9,883
As at June 30, 2013	$167	$117	$784	$30	$204	$1,302	$4,876	$7	$4,883	$6,185	$3,725	$9,910

(1)   Accumulated amortization of goodwill is amortization recorded prior to 2002; there are no accumulated impairment losses in the accumulated amortization of goodwill.

The gross carrying amount of fully amortized intangible assets subject to amortization that were still in use as at June 30, 2013, was $687 million (December 31, 2012 — $683 million).

As at June 30, 2013, our contractual commitments for the acquisition of intangible assets were $121 million over a period through to 2023 (December 31, 2012 — $119 million over a period through to 2018).

(b)         Intangible assets subject to amortization

Estimated aggregate amortization expense for intangible assets subject to amortization, calculated for such assets held as at June 30, 2013, for each of the next five fiscal years is as follows:

Years ending December 31 (millions)
2013 (balance of year)	$201
2014	327
2015	230
2016	125
2017	63

notes to condensed interim consolidated financial statements	(unaudited)

(c)          Business acquisitions

During the six-month period ended June 30, 2013, we acquired 100% ownership of multiple businesses (including TELUS-branded wireless dealership businesses) complementary to our existing lines of business. There was $5 million of contingent consideration recorded in association with the transactions; payment of contingent consideration is dependent upon achievement of revenue and gross customer contract growth targets through 2015.

The primary factor that contributed to the recognition of goodwill was the earnings capacity of the acquired businesses in excess of the net tangible assets and net intangible assets acquired (such excess arising from: the low degree of tangible assets relative to the earnings capacity of the businesses; expected synergies; the benefits of acquiring established businesses with certain capabilities in the industry; and the geographic locations of the acquired businesses). A portion of the amount assigned to goodwill may be deductible for income tax purposes.

Acquisition-date fair values

The acquisition-date fair values assigned to assets acquired and liabilities assumed in the individually immaterial acquisitions are as set out in the following table:

(millions)	Various 2013
Assets
Current assets	$2
Non-current assets
Property, plant and equipment	2
Intangible assets subject to amortization	13
Deferred income taxes	4
Total identifiable assets acquired	21
Liabilities
Current liabilities	7
Non-current liabilities	3
Total liabilities assumed	10
Net identifiable assets acquired	11
Goodwill	23
Net assets acquired	$34
Acquisition effected by way of:
Cash consideration	$27
Accounts payable	2
Provisions	5
$34

Pro forma disclosures

The difference between the results of operations currently presented and the pro forma operating revenues, net income and basic and diluted net income per equity share amounts reflecting the results of operations as if the business acquisitions noted above had been completed at the beginning of the fiscal year is immaterial (as are the post-acquisition operating revenues and net income for three-month and six-month periods ended June 30, 2013, for the acquired businesses).

notes to condensed interim consolidated financial statements	(unaudited)

18          real estate joint ventures

(a)         General

In the first quarter of 2011, we announced that we had partnered, as equals, with an arm’s-length party in a residential condominium, retail and commercial real estate redevelopment project, TELUS Garden, in Vancouver, British Columbia. The project will result in us, as one of the tenants, having new national headquarters. The new-build office tower, scheduled for completion in 2014, is to be built to the 2009 Leadership in Energy and Environmental Design (LEED) Platinum standard and the neighbouring new-build residential condominium tower, scheduled for completion in 2015, is to be built to the LEED Gold standard.

In July 2013, we announced that we had partnered, as equals, with two arm’s-length parties in a residential, retail and commercial real estate redevelopment project, TELUS Sky, in Calgary, Alberta. The new-build tower, scheduled for completion in 2017, is to be built to the LEED Platinum standard.

(b)         Real estate joint venture — summarized financial information

As at (millions)	June 30, 2013	December 31, 2012
ASSETS
Current assets
Cash and temporary investments, net	$2	$5
Sales contract deposits held by arm’s-length trustee	44	26
Other	5	6
	51	37
Non-current assets
Property under development
Office	81	57
Residential condominiums (subject to sales contracts)	59	52
	140	109
	$191	$146
LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$2	$7
Non-current liabilities
Sales contract deposits
Payable	8	—
Held by arm’s-length trustee	44	26
Construction credit facilities	76	54
Construction holdback liabilities	3	1
Other financial liabilities(1)	18	18
Liabilities	151	106
Owners’ equity
TELUS(2)	20	20
Other partner	20	20
	40	40
	$191	$146

(1)         Non-current other financial liabilities are due to us; such amounts are non-interest bearing, are secured (as set out in (c) following), are payable in cash and are due subsequent to repayment of construction credit facilities.

(2)         The equity amount recorded by the real estate joint venture differs from that recorded by us by the amount of the deferred gain on our real estate contributed (as set out in (c) following).

During the three-month and six-month periods ended June 30, 2013, the real estate joint venture capitalized $1 million (2012 — $NIL) and $1 million (2012 — $NIL), respectively, of financing costs.

notes to condensed interim consolidated financial statements	(unaudited)

(c)          Our transactions with the real estate joint venture

	2013			2012
Three-month periods ended June 30 (millions)	Loans and receivables; other	Equity	Total	Loans and receivables; other	Equity	Total
Related to real estate joint venture statement of financial position
Items not affecting currently reported cash flows
Construction credit facilities financing costs charged by us	$1	$—	$1	$—	$—	$—
Our real estate contributed	—	—	—	—	18	18
Deferral of gain on our remaining interest in our real estate contributed	—	—	—	—	(9)	(9)
Cash flows in the currently reported period
Construction credit facilities
Amounts advanced	7	—	7	—	—	—
Financing costs paid to us	(1)	—	(1)	—	—	—
Funds we advanced(1) or contributed, excluding construction credit facilities	—	—	—	18	5	23
Cash distribution	—	—	—	—	(18)	(18)
Net increase (decrease)	7	—	7	18	(4)	14
Account with real estate joint venture
Balance, beginning of period	48	11	59	1	14	15
Balance, end of period	$55	$11	$66	$19	$10	$29

(1)         As security for the non-interest bearing note underlying the funds advanced during the three-month period ended June 30, 2012, we have an $18 mortgage on the residential condominium tower and such mortgage is subordinate to the construction financing security. The note is to be repaid prior to any unit sales-related distributions to the owners arising from the residential condominium tower, excepting repayment of construction credit facilities.

	2013			2012
Six-month periods ended June 30 (millions)	Loans and receivables; other	Equity	Total	Loans and receivables; other	Equity	Total
Related to real estate joint venture statement of income and other comprehensive income
Comprehensive income (loss) attributable to us	$—	$—	$—	$—	$(2)	$(2)
Related to real estate joint venture statement of financial position
Items not affecting currently reported cash flows
Construction credit facilities financing costs charged by us	1	—	1	—	—	—
Our real estate contributed	—	—	—	1	19	20
Deferral of gain on our remaining interest in our real estate contributed	—	—	—	—	(9)	(9)
Cash flows in the currently reported period
Construction credit facilities
Amounts advanced	11	—	11	—	—	—
Financing costs paid to us	(1)	—	(1)	—	—	—
Funds we advanced(1) or contributed, excluding construction credit facilities	—	—	—	18	20	38
Cash distribution	—	—	—	—	(18)	(18)
	11	—	11	19	12	31
Net increase	11	—	11	19	10	29
Account with real estate joint venture
Balance, beginning of period	44	11	55	—	—	—
Balance, end of period	$55	$11	$66	$19	$10	$29
Account with real estate joint venture
Current assets	$—	$—	$—	$1	$—	$1
Non-current assets(2)	56	11	67	18	10	28
Current and non-current liabilities	(1)	—	(1)	—	—	—
	$55	$11	$66	$19	$10	$29

(1)         As security for the non-interest bearing note underlying the funds advanced during the three-month period ended June 30, 2012, we have an $18 mortgage on the residential condominium tower and such mortgage is subordinate to the construction financing security. The note is to be repaid prior to any unit sales-related distributions to the owners arising from the residential condominium tower, excepting repayment of construction credit facilities.

(2)         Non-current loans and receivables are included in our Consolidated Statements of Financial Position as Other long-term assets.

notes to condensed interim consolidated financial statements	(unaudited)

(d)         Commitments and contingent liabilities

Construction commitments

The TELUS Garden real estate joint venture is expected to spend a combined total of approximately $470 million on the construction of an office tower and a residential condominium tower. Construction activity has commenced on both the office tower and the residential condominium tower. As at June 30, 2013, the real estate joint venture’s construction-related contractual commitments were approximately $123 million through to 2015 (December 31, 2012 — $150 million through to 2015).

The TELUS Sky real estate joint venture is expected to spend a combined total of approximately $400 million on the construction of the mixed use tower.

Operating leases

In the first quarter of 2012, as one of the future TELUS Garden office tower tenants, we entered into a 20-year operating lease for our new national headquarter premises with the TELUS Garden real estate joint venture at market rates.

Subsequent to June 30, 2013, we entered into an operating lease letter of intent as an anchor tenant of the office component of TELUS Sky real estate joint venture at market rates. Operating lease payments for the initial term of 20 years are estimated to approximate $209 million, including operating costs estimated to approximate $73 million.

Construction credit facilities — TELUS Garden

In the third quarter of 2012, the real estate joint venture signed definitive credit agreements with two Canadian financial institutions (as 50% lender) and TELUS Corporation (as 50% lender) to provide approximately $413 million of construction financing for the TELUS Garden project. The facilities contain customary real estate construction financing representations, warranties and covenants and are secured by demand debentures constituting first fixed and floating charge mortgages over the underlying real estate assets. The facilities are available by way of bankers’ acceptance or prime loan and bear interest at rates in line with similar construction financing facilities.

Other — TELUS Garden

We are to receive 50% of the earnings from the sale of residential condominium tower units in excess of the first $18 million of earnings; we are to receive 25% of the first $18 million of earnings and the arm’s-length co-owner is to receive 75%.

We have guaranteed the payment of 50% of the real estate joint venture’s construction credit facility carrying costs and costs to complete. We have also provided an environmental indemnity in favour of the construction lenders. If we pay out under such guarantee or indemnity because the arm’s-length co-owner has not paid its pro rata share of project costs, then we have recourse options available, including against the arm’s-length co-owner’s interest in the real estate joint venture.

As at June 30, 2013, we had no liability recorded in respect of real estate joint venture obligations and guarantees.

19          short-term borrowings

On July 26, 2002, one of our subsidiaries, TELUS Communications Inc. (see Note 24(a)), entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank under which TELUS Communications Inc. is able to sell an interest in certain trade receivables up to a maximum of $500 million (December 31, 2012 — $500 million). This revolving-period securitization agreement’s current term ends August 1, 2014. TELUS Communications Inc. is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service or the securitization trust may require the sale program to be wound down prior to the end of the term.

When we sell our trade receivables, we retain reserve accounts, which are retained interests in the securitized trade receivables, and servicing rights. As at June 30, 2013, we had transferred, but continued to recognize, trade receivables of $460 million (December 31, 2012 — $454 million). Short-term borrowings of $400 million (December 31, 2012 — $400 million) are comprised of amounts loaned to us by the arm’s-length securitization trust pursuant to the sale of trade receivables.

The balance of short-term borrowings (if any) comprised amounts drawn on our bilateral bank facilities.

notes to condensed interim consolidated financial statements	(unaudited)

20          provisions

(millions)	Asset retirement obligation	Employee related	Other	Total
As at March 31, 2013	$158	$30	$82	$270
Addition	—	32	12	44
Use	—	(28)	(8)	(36)
Interest effect(1)	1	—	1	2
As at June 30, 2013	$159	$34	$87	$280
As at December 31, 2012	$156	$34	$81	$271
Addition	—	44	19	63
Use	—	(42)	(14)	(56)
Reversal	—	(2)	—	(2)
Interest effect(1)	3	—	1	4
As at June 30, 2013	$159	$34	$87	$280
Current	$3	$33	$13	$49
Non-current	153	1	68	222
As at December 31, 2012	$156	$34	$81	$271
Current	$3	$34	$17	$54
Non-current	156	—	70	226
As at June 30, 2013	$159	$34	$87	$280

(1)         The difference, if any, between the interest effect in this table and the amount disclosed in Note 8, is in respect of any change in the discount rate applicable to the provision, such difference being included in the cost of the associated asset(s).

Asset retirement obligation

We recognize liabilities associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development and/or normal operation of the assets. We expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur proximate to the dates these long-term assets are retired.

Employee related

The employee related provisions are largely in respect of restructuring activities (as discussed further in Note 15). The timing of the cash outflows in respect of the balance accrued as at the financial statement date is substantially short-term in nature.

Other

The provision for other includes legal disputes and non-employee related restructuring activities (as discussed further in Note 15), as well as written put options related to business acquisitions. Other than as set out following, we expect that the cash outflows in respect of the balance accrued as at the financial statement date will occur over an indeterminate, multi-year period.

As discussed further in Note 23(b), we are involved in a number of legal disputes and are aware of certain other possible legal disputes. In respect of legal disputes, we have established provisions, when warranted, after taking into account legal assessment, information presently available, and the expected availability of insurance or other recourse. The timing of cash outflows associated with legal claims cannot be reasonably determined.

In connection with business acquisitions, we have provided for contingent consideration and have also provided written put options in respect of non-controlling interests; cash outflows are not expected to occur prior to initial exercisability of the written put options in December 2015.

notes to condensed interim consolidated financial statements	(unaudited)

21          long-term debt

(a)         Details of long-term debt

As at ($ in millions)				June 30,	December 31,
Series	Rate of interest		Maturity	2013	2012
TELUS Corporation Notes
CB	5.00	%(1)	June 2013	$—	$300
CD	4.95	%(1)	March 2017	694	693
CE	5.95	%(1)	April 2015	499	499
CF	4.95	%(1)	May 2014	—	699
CG	5.05	%(1)	December 2019	993	992
CH	5.05	%(1)	July 2020	994	994
CI	3.65	%(1)	May 2016	597	596
CJ	3.35	%(1)	March 2023	496	496
CK	3.35	%(1)	April 2024	1,088	—
CL	4.40	%(1)	April 2043	595	—
				5,956	5,269
TELUS Corporation Commercial Paper				—	245
TELUS Communications Inc. Debentures
2	11.90	%(1)	November 2015	125	125
3	10.65	%(1)	June 2021	174	174
5	9.65	%(1)	April 2022	245	245
B	8.80	%(1)	September 2025	198	198
				742	742
Long-term debt				$6,698	$6,256
Current				$—	$545
Non-current				6,698	5,711
Long-term debt				$6,698	$6,256

(1)         Interest is payable semi-annually.

(b)         TELUS Corporation notes

General

The notes are our senior, unsecured and unsubordinated obligations and rank equally in right of payment with all of our existing and future unsecured, unsubordinated obligations, are senior in right of payment to all of our existing and future subordinated indebtedness, and are effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries.

The indentures governing the notes contain certain covenants which, among other things, place limitations on our ability and the ability of certain of our subsidiaries to: grant security in respect of indebtedness, enter into sale and lease-back transactions and incur new indebtedness.

On April 1, 2013, we exercised our right to early redeem, on May 15, 2013, all of our publicly held 4.95% Notes, Series CF. The long-term debt prepayment premium recorded during the three-month period ended June 30, 2013, was $23 million.

				Principal face amount		Redemption
Series	Issued	Maturity	Issue price	Originally issued	Outstanding at financial statement date	present value spread (basis points)
4.95% Notes, Series CD	March 2007	March 2017	$999.53	$700 million	$700 million	24	(1)
5.95% Notes, Series CE(2)	April 2008	April 2015	$998.97	$500 million	$500 million	66	(1)
5.05% Notes, Series CG(2)	December 2009	December 2019	$994.19	$1.0 billion	$1.0 billion	45.5	(1)
5.05% Notes, Series CH(2)	July 2010	July 2020	$997.44	$1.0 billion	$1.0 billion	47	(1)
3.65% Notes, Series CI(2)	May 2011	May 2016	$996.29	$600 million	$600 million	29.5	(1)
3.35% Notes, Series CJ(2)	December 2012	March 2023	$998.83	$500 million	$500 million	40	(3)
3.35% Notes, Series CK(2)	April 2013	April 2024	$994.35	$1.1 billion	$1.1 billion	36	(3)
4.40% Notes, Series CL(2)	April 2013	April 2043	$997.68	$600 million	$600 million	47	(3)

(1)         The notes are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption.

(2)         This series of notes requires us to make an offer to repurchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase upon the occurrence of a change in control triggering event, as defined in the supplemental trust indenture.

(3)         At any time prior to December 15, 2022, January 2, 2024, and October 1, 2042, the Series CJ Notes, the Series CK Notes and the Series CL Notes, respectively, are redeemable at our option, in whole at any time, or in part from time to time, on not fewer than 30 and not more than 60 days’ prior notice. The

notes to condensed interim consolidated financial statements	(unaudited)

redemption price is equal to the greater of (i) the present value of the notes discounted at the Government of Canada yield plus the redemption present value spread, or (ii) 100% of the principal amount thereof. In addition, accrued and unpaid interest, if any, will be paid to the date fixed for redemption. On or after December 15, 2022, January 2, 2024, and October 1, 2042, the Series CJ Notes, the Series CK Notes and the Series CL Notes, respectively, are redeemable at our option, in whole, but not in part, on not fewer than 30 and not more than 60 days’ prior notice, at a redemption price equal to 100% of the principal amount thereof.

(c)          TELUS Corporation commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our $2.0 billion syndicated credit facility, enabling us to issue commercial paper up to a maximum aggregate amount of $1.2 billion, which is to be used for general corporate purposes, including capital expenditures and investments. Commercial paper debt is due within one year and is classified as a current portion of long-term debt as the amounts are fully supported, and we expect that they will continue to be supported, by the revolving credit facility, which has no repayment requirements within the next year.

(d)         TELUS Corporation credit facility

TELUS Corporation has an unsecured, revolving $2.0 billion bank credit facility, expiring on November 3, 2016, with a syndicate of financial institutions, which is to be used for general corporate purposes, including the backstop of commercial paper.

TELUS Corporation’s credit facility bears interest at prime rate, U.S. Dollar Base Rate, a bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end financial ratio tests. The financial ratio tests are that we may not permit our net debt to operating cash flow ratio to exceed 4.0:1 and may not permit our operating cash flow to interest expense ratio to be less than 2.0:1, each as defined under the credit facility.

Continued access to TELUS Corporation’s credit facility is not contingent on the maintenance by TELUS Corporation of a specific credit rating.

As at (millions)	June 30, 2013	December 31, 2012
Net available	$2,000	$1,755
Backstop of commercial paper	—	245
Gross available	$2,000	$2,000

In addition to the ability to provide letters of credit pursuant to our $2.0 billion bank credit facility, we have letter of credit facilities of $115 million expiring mid-2014 (December 31, 2012 — $120 million expiring mid-2013), of which $115 million was utilized at June 30, 2013 (December 31, 2012 — $120 million).

(e)          Long-term debt maturities

Anticipated requirements to meet long-term debt repayments, calculated upon such long-term debts owing as at June 30, 2013, for each of the next five fiscal years are as follows:

Years ending December 31 (millions)
2013 (balance of year)	$—
2014	—
2015	625
2016	600
2017	700
Thereafter	4,824
Future cash outflows in respect of long-term debt principal repayments	6,749
Future cash outflows in respect of associated interest and like carrying costs(1)	2,971
Undiscounted contractual maturities (Note 4(b))	$9,720

(1)         Future cash outflows in respect of associated interest and like carrying costs for commercial paper and amounts drawn under our credit facilities (if any) have been calculated based upon the rates in effect as at June 30, 2013.

notes to condensed interim consolidated financial statements	(unaudited)

22          equity share capital

(a)         General

Our authorized share capital is as follows:

As at	June 30, 2013		December 31, 2012
First preferred shares	1 billion		1 billion
Second preferred shares	1 billion		1 billion
Common Shares	2 billion		1 billion
Non-Voting Shares	N/A	(1)	1 billion

(1)         At our annual and special meeting held May 9, 2013, our shareholders approved the increase of the authorized capital for Common Shares to 2 billion, the elimination of the Non-Voting Shares from our authorized share structure and the elimination of all references to Non-Voting Shares from our Articles. Non--Voting Shares had conversion rights in certain instances, such as if there were changes in Canadian telecommunications, radiocommunication and broadcasting regulations so that there was no restriction on non-Canadians owning or controlling our Common Shares. In that instance, shareholders had the right to convert their Non-Voting Shares into Common Shares on a one-for-one basis, and we had the right to require conversion on the same basis.

Only holders of Common Shares may vote at our general meetings with each holder of Common Shares being entitled to one vote per Common Share held at all such meetings. With respect to priority in payment of dividends and in the distribution of assets in the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, preferences are as follows: First Preferred Shares; Second Preferred Shares; and finally Common Shares.

As at June 30, 2013, approximately 50 million Common Shares were reserved for issuance, from Treasury, under a share option plan (see Note 13(b)).

(b)         Stock split

A subdivision of our Common Shares on a two-for one basis was effected April 16, 2013. All references, unless otherwise indicated, to the number of shares outstanding, per share amounts and share-based compensation information in these condensed interim consolidated financial statements have been retrospectively restated to reflect the impact of the subdivision.

(c)          Share exchange

On February 4, 2013, in accordance with the terms of a court-approved plan of arrangement, we exchanged all of our then issued and outstanding Non-Voting Shares for Common Shares on a one-for-one basis.

(d)         Purchase of shares for cancellation pursuant to normal course issuer bid

As referred to in Note 3, we may purchase shares for cancellation pursuant to normal course issuer bids in order to maintain or adjust our capital structure. We have purchased, for cancellation, through the facilities of the Toronto Stock Exchange, the New York Stock Exchange and/or alternative trading platforms or otherwise as may be permitted by applicable securities laws and regulations, including privately negotiated block purchases, Common Shares pursuant to a normal course issuer bid which runs until December 31, 2013, for up to 31.9 million Common Shares (up to $1 billion). The normal course issuer bid was initially for up to 15 million Common Shares (up to $500 million); it was expanded in July 2013. The excess of the purchase price over the average stated value of shares purchased for cancellation is charged to retained earnings. We cease to consider shares outstanding on the date of our purchase of our shares although the actual cancellation of the shares by the transfer agent and registrar occurs on a timely basis on a date shortly thereafter.

Additionally, we have entered into an automatic share purchase plan with a broker for the purpose of permitting us to purchase Common Shares under our normal course issuer bid at such times when we would not be permitted to trade in our own shares during internal blackout periods, including regularly scheduled quarterly blackout periods. Such purchases will be determined by the broker in its sole discretion based on parameters we have established. We record a liability and charge share capital and retained earnings for purchases that may occur during such blackout periods based upon the parameters of the normal course issuer bid as at the statement of financial position date (which was prior to the expansion of the program).

During the month ended July 31, 2013, 8,064,000 million Common Shares were purchased pursuant to the expanded automatic share purchase plan at a cost of $255 million; this, combined with the 8,420,800 Common Shares purchased for $281 million during the three-month period ended June 30, 2013, brings the total purchases under the normal course issuer bid which runs until December 31, 2013, to 16,484,800 million Common Shares at a cost of $536 million as at July 31, 2013.

notes to condensed interim consolidated financial statements	(unaudited)

23          commitments and contingent liabilities

(a)         Indemnification obligations

In the normal course of operations, we provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. In some cases, these indemnifications would require us to compensate the indemnified parties for costs incurred as a result of litigation claims or statutory sanctions or damages that may be suffered by an indemnified party. In many cases, there is no maximum limit on these indemnification obligations and the overall maximum amount of such indemnification obligations cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of the transaction, historically we have not made significant payments under these indemnifications.

In connection with the 2001 disposition of our directory business, we agreed to bear a proportionate share of the new owner’s increased directory publication costs if the increased costs were to arise from a change in the applicable CRTC regulatory requirements. Our proportionate share is 15% through, and ending, May 2016. As well, should the CRTC take any action which would result in the owner being prevented from carrying on the directory business as specified in the agreement, TELUS would indemnify the owner in respect of any losses that the owner incurs.

See Note 18 for details regarding our guarantees to the TELUS Garden real estate joint venture.

As at June 30, 2013, we had no liability recorded in respect of indemnification obligations.

(b)         Claims and lawsuits

General

A number of claims and lawsuits (including class actions) seeking damages and other relief are pending against us. As well, we have received or are aware of certain possible claims (including intellectual property infringement claims) against us and, in some cases, numerous other wireless carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories, procedures and their resolution by the courts, both at the trial and the appeal level; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessment and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, with the exception of the following items.

Certified class actions

Certified class actions against us include a class action brought in August 2004, in Saskatchewan, against a number of past and present wireless service providers including us and a 2012 class action brought in Quebec alleging that we improperly unilaterally amended customer contracts to increase various wireless service rates. The former claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks direct and punitive damages in an unspecified amount. In September 2007, a national class was certified by the Saskatchewan Court of Queen’s Bench. Our appeal of the certification order was dismissed on November 15, 2011. An application for leave to appeal this decision to the Supreme Court of Canada was denied on June 28, 2012. Since the enactment of opt-out class action legislation in Saskatchewan, plaintiffs’ counsel applied to certify a new national class in Saskatchewan making substantially the same allegations. That application was stayed by the court in December 2009 upon an application by the defendants to dismiss it for abuse of process, conditional on possible future changes in circumstance. The plaintiff’s application for leave to appeal the stay was heard on November 14, 2012, and the decision was reserved. In late 2011 and early 2013, further class actions relating to system access fees were filed in British Columbia and Alberta, respectively; these actions are not yet certified. We believe that we have good defences to these actions.

Should the ultimate resolution of these actions differ from management’s assessments and assumptions, a material adjustment to our financial position and the results of our operations could result; management’s assessments and assumptions include that a reliable estimate of the exposure cannot be made at this preliminary stage of the lawsuits.

Uncertified class actions

Uncertified class actions against us include: a 2008 class action brought in Saskatchewan alleging that, among other things, Canadian telecommunications carriers including us have failed to provide proper notice of 9-1-1 charges to the public and have been deceitfully passing them off as government charges; a 2008 class action brought in Ontario

notes to condensed interim consolidated financial statements	(unaudited)

alleging that we have misrepresented our practice of “rounding up” wireless airtime to the nearest minute and charging for the full minute; and a 2013 class action brought in British Columbia against us, other telecommunications carriers, and cellular telephone manufacturers alleging that prolonged usage of cellular telephones causes adverse health effects. The plaintiffs in these actions seek direct and punitive damages and other relief. We are assessing the merits of these claims but the potential for liability and magnitude of potential loss cannot be readily determined at this time.

Intellectual property infringement claims

Claims and possible claims received by us include notice of one claim that certain wireless products used on our network infringe two third-party patents. We are assessing the merits of this claim but the potential for liability and magnitude of potential loss cannot be readily determined at this time.

24                      related party transactions

(a)         Investments in significant controlled entities

		June 30, 2013	December 31, 2012
As at	Country of incorporation	Per cent of equity held by immediate parent
Parent entity
TELUS Corporation	Canada

Controlled entities
TELUS Communications Inc.	Canada	100%	100%
TELE-MOBILE COMPANY	Canada	100%	100%
TELUS Communications Company	Canada	100%	100%

(b)         Transactions with key management personnel

Our key management personnel have authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Leadership Team.

Total compensation expense for key management personnel, and the composition thereof, is as follows:

	Three months		Six months
	2013	2012	2013	2012
Periods ended June 30 (millions)		(adjusted – Note 2(b))		(adjusted – Note 2(b))
Short-term benefits	$3	$2	$5	$4
Post-employment pension(1) and other benefits	—	1	1	4
Share-based compensation(2)	1	6	8	9
	$4	$9	$14	$17

(1)         Our Executive Leadership Team members are either: members of our Pension Plan for Management and Professional Employees of TELUS Corporation and non-registered, non-contributory supplementary defined benefit pension plans; or members of one of our defined contribution pension plans.

(2)         For the three-month and six-month periods ended June 30, 2013, share-based compensation is net of $(1) (2012 — $1) and $NIL (2012 — $2), respectively, of effects of derivatives used to manage share-based compensation costs (Note 13(b)-(c)).

As disclosed in Note 13, we made awards of share-based compensation in fiscal 2013. In respect of our key management personnel, for the three-month and six-month periods ended June 30, 2013, the total fair value, at date of grant, of restricted stock units awarded was $NIL (2012 — $16 million) and $18 million (2012 — $16 million), respectively; no share options were awarded to our key management personnel in fiscal 2013 or 2012. As most of these awards are cliff-vesting or graded-vesting and have multi-year requisite service periods, the expense will be recognized ratably over a period of years and thus only a portion of the fiscal 2013 and 2012 awards are included in the amounts in the table above.

Reflecting the retrospective application of the April 16, 2013, stock split (see Note 22(b)), during the three-month period ended June 30, 2013, key management personnel exercised 408,486 share options (2012 — 181,920 share options) which had an intrinsic value of $7 million (2012 — $2 million) at the time of exercise, reflecting a weighted average price at the date of exercise of $37.37 (2012 — $28.83). Similarly retrospectively reflecting the April 16, 2013 stock split, during the six-month period ended June 30, 2013, key management personnel exercised 1,332,588 share options (2012 — 1,152,880 share options) which had an intrinsic value of $23 million (2012 — $14 million) at the time of exercise, reflecting a weighted average price at the date of exercise of $35.47 (2012 — $28.71).

notes to condensed interim consolidated financial statements	(unaudited)

The liability amounts accrued for share-based compensation awards to key management personnel are as follows:

As at (millions)	June 30, 2013	December 31, 2012
Restricted stock units	$26	$18
Deferred share units(1)	26	26
	$52	$44

(1)         Our Directors’ Deferred Share Unit Plan provides that, in addition to his or her annual equity grant of deferred share units, a director may elect to receive his or her annual retainer and meeting fees in deferred share units, equity share or cash. Deferred share units entitle directors to a specified number of, or a cash payment based on the value of, our equity shares. Deferred share units are paid out when a director ceases to be a director, for any reason, at a time elected by the director in accordance with the Directors’ Deferred Share Unit Plan; during the three-month and six-month periods ended June 30, 2013, $NIL (2012 - $2) and $NIL (2012 - $2), respectively, was paid out.

Our key management personnel receive telecommunications services from us, which are immaterial and domestic in nature.

Employment agreements with members of the Executive Leadership Team typically provide for severance payments if an executive’s employment is terminated without cause: 18 months (24 months for the Chief Executive Officer) of base salary, benefits and accrual of pension service in lieu of notice and 50% of base salary in lieu of an annual cash bonus (other than for the Chief Executive Officer, who would receive twice the average of the preceding three years’ annual cash bonus). In the event of a change in control (as defined), the Executive Leadership Team members are not entitled to treatment any different than our other employees with respect to unvested share-based compensation, other than the Chief Executive Officer, whose unvested share-based compensation would immediately vest.

(c)          Transactions with defined benefit pension plans

During the three-month and six-month periods ended June 30, 2013, we provided management and administrative services to our defined benefit pension plans; the charges for these services were on a cost recovery basis and amounted to $1 million (2012 — $1 million) and $2 million (2012 — $2 million), respectively.

(d)         Transactions with real estate joint venture

During the three-month and six-month periods ended June 30, 2013, we had transactions with the real estate joint venture, which is a related party, as set out in Note 18.

25          additional financial information

(a)         Statement of financial position

As at (millions)	June 30, 2013	December 31, 2012
Accounts receivable
Customer accounts receivable	$1,151	$1,261
Accrued receivables — customer	168	114
Allowance for doubtful accounts	(39)	(44)
	1,280	1,331
Accrued receivables — other	164	210
Other	3	—
	$1,447	$1,541
Inventories(1)
Wireless handsets, parts and accessories	$281	$307
Other	41	43
	$322	$350
Accounts payable and accrued liabilities
Accrued liabilities	$881	$611
Payroll and other employee related liabilities	294	332
Restricted stock units liability	41	34
	1,216	977
Trade accounts payable	373	423
Interest payable	78	65
Other	44	46
	$1,711	$1,511

notes to condensed interim consolidated financial statements	(unaudited)

As at (millions)	June 30, 2013	December 31, 2012
Advance billings and customer deposits
Advance billings	$643	$627
Regulatory deferral accounts	26	23
Deferred customer activation and connection fees	24	26
Customer deposits	20	27
	$713	$703
Other long-term liabilities
Pension and other post-retirement liabilities	$1,221	$1,415
Other	132	116
Restricted stock units and deferred share units liabilities	55	38
	1,408	1,569
Regulatory deferral accounts	44	60
Deferred customer activation and connection fees	48	51
Deferred gain on sale-leaseback of buildings	2	2
	$1,502	$1,682

(1)         Cost of goods sold for the three-month and six-month periods ended June 30, 2013 was $349 (2012 — $305) and $674 (2012 — $654), respectively.

(b)         Supplementary cash flow information

		Three months		Six months
Periods ended June 30 (millions)	Note	2013	2012	2013	2012
Net change in non-cash operating working capital
Accounts receivable		$59	$27	$95	$45
Inventories		(21)	(20)	28	63
Prepaid expenses		(48)	(50)	(126)	(134)
Accounts payable and accrued liabilities		26	(32)	(44)	(43)
Income and other taxes receivable and payable, net		(76)	(46)	206	314
Advance billings and customer deposits		(7)	12	10	20
Provisions		7	(31)	1	(47)
		$(60)	$(140)	$170	$218
Cash payments for capital assets, excluding spectrum licences
Capital asset additions, excluding spectrum licences
Capital expenditures
Property, plant and equipment	16	$(404)	$(444)	$(782)	$(813)
Intangible assets	17(a)	(107)	(104)	(196)	(176)
		(511)	(548)	(978)	(989)
Non-cash items included above
Change in associated non-cash investing working capital		5	12	(30)	1
		$(506)	$(536)	$(1,008)	$(988)
Cash payments for acquisitions and related investments
Acquisitions and related investments	17(c)	$(5)	$(2)	$(34)	$(34)
Change in associated non-cash investing working capital		2	(9)	4	(7)
Change in associated non-current provisions		—	—	1	—
		$(3)	$(11)	$(29)	$(41)
Proceeds on dispositions
Proceeds on dispositions		$1	$14	$1	$14
Change in associated non-cash investing working capital		—	—	—	4
		$1	$14	$1	$18
Dividends paid to holders of equity shares	12
Current period dividends
Declared		$(222)	$—	$(431)	$(387)
Of which was payable at end of period		222	—	222	198
		—	—	(209)	(189)
Dividends declared in a previous fiscal period, payable in current fiscal period		(209)	(189)	(208)	(188)
		$(209)	$(189)	$(417)	$(377)
Purchase of Common Shares for cancellation
Normal course issuer bid purchase of Common Shares		$(281)	$—	$(281)	$—
Change in associated non-cash financing working capital		43	—	43	—
		$(238)	$—	$(238)	$—

notes to condensed interim consolidated financial statements	(unaudited)

		Three months		Six months
Periods ended June 30 (millions)	Note	2013	2012	2013	2012
Long-term debt issued
TELUS Corporation Commercial Paper		$—	$1,346	$580	$2,696
Other		1,700	—	1,700	—
		$1,700	$1,346	$2,280	$2,696
Redemptions and repayment of long-term debt
TELUS Corporation Commercial Paper		$(174)	$(1,394)	$(825)	$(2,486)
Other		(1,000)	—	(1,000)	(300)
		$(1,174)	$(1,394)	$(1,825)	$(2,786)
Interest paid
Amount paid in respect of interest expense		$(107)	$(110)	$(165)	$(172)
Amount paid in respect of long-term debt prepayment premium	21(b)	(23)	—	(23)	—
		$(130)	$(110)	$(188)	$(172)